Centennial MOB Development (rendering)
Nashville, TN

Earnings Release
and Supplemental Report

Third Quarter 2020



Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Properties™ Reports Third Quarter 2020 Results

IRVINE, Calif., November 2, 2020 -- Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the third quarter ended September 30, 2020. For the quarter, we generated a net loss of ($0.12) per share, NAREIT FFO of $0.31 per share, FFO as Adjusted of $0.40 per share and blended Total Same-Store Portfolio Cash NOI results of 2.8%.

THIRD QUARTER 2020 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– The COVID-19 pandemic continues to evolve. In order to provide more up-to-date information about the impact of COVID-19 on Healthpeak, we have provided certain key operating metrics through October 2020 in a separate presentation posted on the investor relations section of our website at https://ir.healthpeak.com/investor-presentations.

– Dispositions:
  - In various stages on the sales of more than $4 billion of SHOP and NNN transactions:
    ◦ In July - November 2020, closed on the sales of 14 SHOP and NNN assets generating proceeds of approximately $100 million.
    ◦ Approximately $1.5 billion under binding and non-binding purchase agreements across 8 separate transactions.
    ◦ Approximately $2 billion under letters of intent across 6 separate transactions.
    ◦ The majority of the remaining SHOP and NNN assets are actively being marketed for sale.
  - If the various sales are completed, we expect:
    ◦ SHOP assets: a Trailing Twelve Month Pre-COVID (04/01/19 - 03/31/20) weighted average cash capitalization rate in the high 5% range and a third quarter annualized weighted average cash capitalization rate of approximately 3%.
    ◦ NNN assets: a third quarter annualized weighted average lease yield in the high 7% range and EBITDAR yield in the high 5% range.
  - During the quarter, closed on the sales of $15 million of medical office and other assets.

– Acquisitions:
  - In October 2020, executed a definitive agreement to acquire Cambridge Discovery Park, a 607,000 square foot life science campus in the West Cambridge submarket of Boston, MA for $664 million in an off-market transaction, which represents stabilized cash and GAAP capitalization rates of 5% and 6.5%, respectively. The site includes a future densification opportunity of approximately 100,000 square feet.
  - In October 2020, executed a definitive agreement to acquire approximately 12 acres of land for $128 million in an off-market transaction. The acquisition sites are located in South San Francisco, CA, adjacent to two sites currently held by Healthpeak as land for future development: Forbes Research Center ("Forbes") and Modular Labs III. Healthpeak intends to entitle the acquisition sites for a new development of at least 500,000 square feet, which could join with our adjacent sites to create a multi-phase, scalable development campus totaling 1 million square feet or more.
  - In October 2020, acquired a 7-property medical office portfolio, totaling 439,000 square feet, for $169 million, which represents year-one cash and GAAP capitalization rates of 5.5% and 5.6%, respectively. Six of the seven properties are on-campus and all the properties are anchored by a #1 or #2 local health system.
  - In July 2020, acquired a two-story, 107,000 square foot medical office building in Scottsdale, AZ for $27 million in an off-market transaction, which represents year-one cash and GAAP capitalization rates of 7.1% and 7.7%, respectively.

– Development:
  - In September 2020, signed a 10-year 118,000 square feet lease at our Boardwalk development project in San Diego, CA. The development is now 100% pre-leased, with initial occupancy expected in late 2021.
  - In September 2020, commenced construction on 101 CambridgePark Drive, a 159,000 square foot life science development project, located in the West Cambridge submarket of Boston, MA, with estimated total spend of approximately $174 million.
  - In September 2020, delivered a 119,000 square foot, six-story medical office building in Brentwood, TN. The development was 49% leased to HCA Healthcare ("HCA") upon delivery.
  - In August 2020, delivered a 70,000 square foot, four-story Class A medical office building located on the Ogden Regional Medical Center campus in Ogden, Utah. The development was 69% leased upon delivery and is 78% leased today.

– As of October 30, 2020, had $2.6 billion of liquidity including $2.4 billion of availability on Healthpeak's $2.5 billion revolving credit facility and approximately $150 million of cash and cash equivalents.

– Replaced Board of Directors age 75 retirement policy with a Director term limit of 15 years.

– Declared quarterly common stock cash dividend of $0.37 per share to be paid on November 23, 2020, to stockholders of record as of the close of business on November 12, 2020.

– Established new corporate headquarters in Denver, Colorado.

– Received "Prime" rating from ISS ESG Corporate Rating, recognizing top ESG performance within our sector; nominated for the Corporate Governance Awards 2020 - Best Proxy Statement (Large Cap Company) by Corporate Secretary and IR Magazine; and for the ninth consecutive year, named a constituent in the FTSE4Good Index.

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ (63,768)	$ (0.12)	$ (46,249)	$ (0.09)
NAREIT FFO, diluted	164,603	0.31	183,266	0.37
FFO as Adjusted, diluted	215,381	0.40	222,160	0.44
AFFO, diluted	183,791		191,922	

NAREIT FFO, FFO as Adjusted, AFFO, Same-Store Cash NOI, Net Debt and Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "September 30, 2020 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date SS Cash NOI growth:

Year-Over-Year Total SS Portfolio Cash NOI Growth

	Three Month	Year-To-Date	% of SS
Medical office	3.3%	2.3%	46.8%
Life science	5.5%	5.7%	38.5%
Senior housing[1][2]	(6.3%)	(5.8%)	10.5%
Other non-reportable segments ("Other")	0.8%	3.0%	4.1%
Total Portfolio[1][2]	**2.8%**	**2.7%**	**100.0%**

(1) Same-Store year-over-year three-month Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $0.6 million in the SHOP portfolio.
(2) Same-Store year-over-year year-to-date Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $1.5 million in the SHOP portfolio.

ACQUISITIONS

CAMBRIDGE DISCOVERY PARK ACQUISITION

In October 2020, executed a definitive agreement to acquire Cambridge Discovery Park, a four-building Class A life science and research campus, for a $664 million purchase price ($720 million gross valuation), which represents stabilized cash and GAAP capitalization rates of 5% and 6.5%, respectively. In conjunction with the transaction, Healthpeak entered into a 49% / 51% minority joint venture on 1 of the 4 buildings with The Bulfinch Companies, Inc., a well-established Boston-based owner, manager and developer of life science and medical office real estate. Healthpeak will own an 100% interest in the other 3 buildings.

The 607,000 square foot campus is located walking distance from Healthpeak's CambridgePark Drive holdings in the West Cambridge submarket of Boston, MA. The campus is 94% leased to a diversified tenant base of biotechnology, pharmaceutical and research companies with a weighted average remaining lease term of approximately 7.5 years. The site also includes a future densification opportunity of approximately 100,000 square feet.

The transaction strengthens Healthpeak's leading market share in West Cambridge, and expands our greater Boston footprint to 2.4 million square feet (including the 101 CambridgePark Drive development). The transaction is expected to close in the fourth quarter 2020.

SOUTH SAN FRANCISCO LAND SITE ACQUISITION

In October 2020, executed definitive agreements to acquire approximately 12 acres of land in South San Francisco for $128 million. Located directly adjacent to Healthpeak's Forbes development site and Healthpeak's Modular Labs III development site, the assemblage includes sites that are currently utilized as industrial buildings that are subject to short-term leases, as well as a vacant land parcel.

Upon closing of the acquisition, Healthpeak intends to entitle the sites for future development as a life science campus that, when combined with Healthpeak's Forbes and Modular Labs III sites, could allow for a campus with an estimated minimum size of approximately 1 million square feet over 20 acres. The future developments will strengthen Healthpeak's leading market position in South San Francisco and provide an opportunity to build another campus of significant scale to meet the growth needs of Healthpeak's existing and potential tenants.

MIDWEST MEDICAL OFFICE PORTFOLIO ACQUISITION

In October 2020, acquired a 7-property medical office portfolio, totaling 439,000 square feet, for $169 million, which represents year-one cash and GAAP capitalization rates of 5.5% and 5.6%, respectively. The properties are located across 3 states: Indiana (5), Missouri (1) and Illinois (1). The portfolio is 92% leased with a weighted average lease term of 4.1 years and 2.5% average annual escalators. Additionally, 6 of the 7 properties are located on-campus with a physical connection to the host hospital.

The transaction supports Healthpeak's MOB growth strategy of investing in on-campus and highly anchored properties affiliated with #1 or #2 local hospitals and health systems.

SCOTTSDALE GATEWAY ACQUISITION

In July 2020, acquired a two-story, 107,000 square foot medical office building in Scottsdale, AZ for $27 million, which represents year-one cash and GAAP capitalization rates of 7.1% and 7.7%, respectively.

The property is currently 96% leased to four tenants and has a weighted average remaining lease term of 5 years with 2% average annual escalators.

Located adjacent to the HonorHealth Scottsdale Shea Medical Center, where Healthpeak already owns 173,000 square feet, the transaction will expand Healthpeak's presence to approximately 800,000 square feet in the Phoenix MSA.

DEVELOPMENT UPDATES

101 CAMBRIDGEPARK DRIVE

In September 2020, Healthpeak and its joint venture partner, King Street Properties, commenced construction on 101 CambridgePark Drive, a $174 million life science development project located in the West Cambridge submarket of Boston, MA.

Totaling approximately 159,000 square feet, the five-story Class A laboratory building will allow Healthpeak to create a 450,000 square foot flagship campus in West Cambridge, when considered with our holdings at 35 and 87 CambridgePark Drive.

Completion is expected in third quarter of 2022, and upon stabilization, the development is projected to generate an estimated yield on cost of 7.5%.

MEDICAL OFFICE DEVELOPMENT PROGRAM WITH HCA

- **Brentwood:** In September 2020, delivered a 119,000 square foot, six-story medical office building in Brentwood, TN. The $37 million development was 49% leased to HCA upon delivery and is projected to generate a stabilized yield in the low to mid 8% range.

- **Ogden:** In August 2020, delivered a 70,000 square foot, four-story Class A medical office building located on the Ogden Regional Medical Center campus in Ogden, Utah. The $18 million development was 69% leased upon delivery and is 78% leased today. The property is projected to generate a stabilized yield in the low to mid 7% range.

THE BOARDWALK DEVELOPMENT LEASING

In September 2020, signed a 10-year, 118,000 square foot lease with a publicly-traded biotechnology company at our Boardwalk life science development project in San Diego, CA. The 192,000 square foot development project is now 100% pre-leased to two tenants, with a weighted average lease term of over 13 years.

Initial occupancy is expected in the fourth quarter of 2021, and upon stabilization, the campus is projected to generate an estimated yield on cost of 7.1%.

BOARD OF DIRECTORS RETIREMENT POLICY UPDATE

In October 2020, Healthpeak revised its Board of Directors retirement policy by providing for a Director term limit of 15 years, replacing the prior policy mandating retirement at the age of 75. One Director who has been on our Board for more than 15 years will be allowed to remain on our Board until the age of 75, so as not to accelerate retirement due to the revised policy. The revised policy maintains diversity across Healthpeak's Board and further promotes long-term Board refreshment.

DIVIDEND

On November 2, 2020, Healthpeak announced that its Board declared quarterly common stock cash dividend of $0.37 per share to be paid on November 23, 2020, to stockholders of record as of the close of business on November 12, 2020.

NEW CORPORATE HEADQUARTERS

In November 2020, Healthpeak established a new corporate headquarters in Denver, CO to create a more centralized geographic location relative to Healthpeak's portfolio locations and existing offices in Irvine, CA and Franklin, TN, which will continue to operate.

ESG

Healthpeak's position as a leader in environmental, social and governance (ESG) performance has been recognized by various organizations around the world. For the ninth consecutive year, Healthpeak was named a constituent in the FTSE4Good Index. Healthpeak also received "Prime" rating from ISS ESG Corporate Rating for its top ESG performance. Healthpeak was also nominated for the Corporate Governance Awards 2020 - Best Proxy Statement (Large Cap Company) by Corporate Secretary and IR Magazine for its best-in-class proxy disclosure. More information about Healthpeak's ESG efforts, including a link to our ESG Report, is available on our website at www.healthpeak.com/esg.

2020 OUTLOOK UPDATE

Please see pages 45-47 in the Third Quarter 2020 Supplemental Report for a revised outlook and earnings framework.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Tuesday, November 3, 2020, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the third quarter ended September 30, 2020. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 4391911. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through November 3, 2021, and a telephonic replay can be accessed through November 17, 2020, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 10147622. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and Senior Housing, designed to provide stability through the inevitable industry cycles. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations. Pending dispositions, including those subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact; the impact of the COVID-19 pandemic and health and safety measures taken to reduce the spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting the eviction of our tenants, including new governmental efforts in response to COVID-19; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Barbat Rodgers
Senior Director – Investor Relations
949-407-0400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	September 30, 2020	December 31, 2019
Assets		
Real estate:		
Buildings and improvements	$ 10,967,446	$ 11,120,039
Development costs and construction in progress	684,979	692,336
Land	1,889,643	1,992,602
Accumulated depreciation and amortization	(2,507,881)	(2,771,922)
Net real estate	11,034,187	11,033,055
Net investment in direct financing leases	44,706	84,604
Loans receivable, net of reserves of $11,547 and $0	231,162	190,579
Investments in and advances to unconsolidated joint ventures	436,271	825,515
Accounts receivable, net of allowance of $9,004 and $4,565	63,216	59,417
Cash and cash equivalents	197,119	144,232
Restricted cash	102,419	40,425
Intangible assets, net	501,583	331,693
Assets held for sale, net	2,213,185	504,394
Right-of-use asset, net	190,875	172,486
Other assets, net	737,098	646,491
Total assets	$ 15,751,821	$ 14,032,891
Liabilities and Equity		
Bank line of credit and commercial paper	$ —	$ 93,000
Term loan	249,122	248,942
Senior unsecured notes	5,695,567	5,647,993
Mortgage debt	435,206	276,907
Intangible liabilities, net	108,031	74,991
Liabilities related to assets held for sale, net	93,046	36,369
Lease liability	175,002	156,611
Accounts payable, accrued liabilities, and other liabilities	834,518	540,924
Deferred revenue	755,021	289,680
Total liabilities	8,345,513	7,365,417
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 538,354,755 and 505,221,643 shares issued and outstanding	538,355	505,222
Additional paid-in capital	10,228,086	9,183,892
Cumulative dividends in excess of earnings	(3,923,150)	(3,601,199)
Accumulated other comprehensive income (loss)	(3,236)	(2,857)
Total stockholders' equity	6,840,055	6,085,058
Joint venture partners	366,708	378,061
Non-managing member unitholders	199,545	204,355
Total noncontrolling interests	566,253	582,416
Total equity	7,406,308	6,667,474
Total liabilities and equity	$ 15,751,821	$ 14,032,891

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Revenues:				
Rental and related revenues	$ 326,530	$ 312,600	$ 953,581	$ 908,019
Resident fees and services	264,616	213,040	797,818	517,501
Income from direct financing leases	2,150	9,590	7,569	33,304
Interest income	4,443	2,741	12,361	6,868
Total revenues	597,739	537,971	1,771,329	1,465,692
Costs and expenses:				
Interest expense	56,235	61,230	172,161	167,499
Depreciation and amortization	173,630	171,944	541,394	469,191
Operating	314,292	248,069	1,006,146	630,989
General and administrative	21,661	22,970	67,730	71,445
Transaction costs	2,586	1,319	18,061	7,174
Impairments and loan loss reserves (recoveries), net	34,550	38,257	97,723	115,653
Total costs and expenses	602,954	543,789	1,903,215	1,461,951
Other income (expense):				
Gain (loss) on sales of real estate, net	149	(784)	247,881	18,708
Loss on debt extinguishments	(17,921)	(35,017)	(42,912)	(36,152)
Other income (expense), net	7,060	693	237,254	24,834
Total other income (expense), net	(10,712)	(35,108)	442,223	7,390
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(15,927)	(40,926)	310,337	11,131
Income tax benefit (expense)	(24,174)	6,261	16,216	11,583
Equity income (loss) from unconsolidated joint ventures	(19,480)	(7,643)	(48,545)	(10,012)
Net income (loss)	**(59,581)**	**(42,308)**	**278,008**	**12,702**
Noncontrolling interests' share in earnings	(3,836)	(3,555)	(10,839)	(10,692)
Net income (loss) attributable to Healthpeak Properties, Inc.	**(63,417)**	**(45,863)**	**267,169**	**2,010**
Participating securities' share in earnings	(351)	(386)	(2,151)	(1,223)
Net income (loss) applicable to common shares	**$ (63,768)**	**$ (46,249)**	**$ 265,018**	**$ 787**
Earnings per common share:				
Basic	$ (0.12)	$ (0.09)	$ 0.50	$ 0.00
Diluted	$ (0.12)	$ (0.09)	$ 0.50	$ 0.00
Weighted average shares outstanding:				
Basic	538,333	491,203	527,908	482,595
Diluted	538,333	491,203	528,455	484,792

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	**2019**	**2020**	**2019**
Net income (loss) applicable to common shares	$ (63,768)	$ (46,249)	$ 265,018	$ 787
Real estate related depreciation and amortization	173,630	171,944	541,394	469,191
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	24,822	14,952	80,050	45,153
Noncontrolling interests' share of real estate related depreciation and amortization	(5,020)	(4,999)	(15,043)	(14,927)
Other real estate-related depreciation and amortization	319	1,357	2,447	4,798
Loss (gain) on sales of depreciable real estate, net	(149)	784	(247,881)	(18,708)
Healthpeak's share of loss (gain) on sales of real estate, net, from unconsolidated joint ventures	—	—	(9,248)	—
Noncontrolling interests' share of gain (loss) on sales of real estate, net	—	(2)	(3)	206
Loss (gain) upon change of control, net[1]	(3,259)	20	(173,222)	(11,481)
Taxes associated with real estate dispositions	551	—	(10,989)	—
Impairments (recoveries) of depreciable real estate, net[2]	37,477	43,784	85,996	111,033
NAREIT FFO applicable to common shares	164,603	181,591	518,519	586,052
Distributions on dilutive convertible units and other	—	1,675	5,380	4,954
Diluted NAREIT FFO applicable to common shares	$ 164,603	$ 183,266	$ 523,899	$ 591,006
Diluted NAREIT FFO per common share	$ 0.31	$ 0.37	$ 0.98	$ 1.21
Weighted average shares outstanding - diluted NAREIT FFO	538,645	499,450	533,963	489,609
Impact of adjustments to NAREIT FFO:				
Transaction-related items[3]	$ 2,276	$ 1,335	$ 95,342	$ 13,659
Other impairments (recoveries) and other losses (gains), net[4]	(2,927)	—	(29,943)	10,147
Severance and related charges	—	1,334	—	5,063
Loss on debt extinguishments	17,921	35,017	42,912	36,152
Litigation costs (recoveries)	26	(150)	232	(549)
Casualty-related charges (recoveries), net	469	1,607	469	(4,636)
Foreign currency remeasurement losses (gains)	—	(162)	153	(350)
Valuation allowance on deferred tax assets[5]	31,161	—	31,161	—
Tax rate legislation impact[6]	—	—	(3,590)	—
Total adjustments	48,926	38,981	136,736	59,486
FFO as Adjusted applicable to common shares	213,529	220,572	655,255	645,538
Distributions on dilutive convertible units and other	1,852	1,588	5,244	4,809
Diluted FFO as Adjusted applicable to common shares	$ 215,381	$ 222,160	$ 660,499	$ 650,347
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.44	$ 1.24	$ 1.33
Weighted average shares outstanding - diluted FFO as Adjusted	544,146	499,450	533,963	489,609

(1) For the nine months ended September 30, 2020, relates to the gain on consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. For the nine months ended September 30, 2019, represents the gain related to the acquisition of the outstanding equity interests in a previously unconsolidated senior housing joint venture. Gains upon change of control are included in other income (expense), net in the consolidated statements of operations.

(2) For the three and nine months ended September 30, 2019, includes a $6 million impairment charge related to depreciable real estate held by the CCRC JV, which is recognized in equity income (loss) from unconsolidated joint ventures in the consolidated statement of operations.

(3) For the nine months ended September 30, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to LCS, partially offset by the tax benefit recognized related to those expenses. The expense related to terminating the CCRC management agreements with Brookdale is included in operating expenses in the consolidated statement of operations for the nine months ended September 30, 2020.

(4) For the three and nine months ended September 30, 2020, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses ("ASC 326")*. The nine months ended September 30, 2020 also includes a gain on sale of a hospital that was in a direct financing lease ("DFL"), and the impairment of an undeveloped MOB land parcel, which was sold during the third quarter. For the nine months ended September 30, 2019, represents the impairment of 13 senior housing triple-net facilities under DFLs recognized as a result of entering into sales agreements.

(5) For the three and nine months ended September 30, 2020, represents the valuation allowance and corresponding income tax expense related to deferred tax assets that are no longer expected to be realized as a result of our plan to dispose of a significant portion of our SHOP portfolio. We determined we were unlikely to hold the assets long enough to realize the future value of certain deferred tax assets generated by the net operating losses of its taxable REIT subsidiaries.

(6) For the nine months ended September 30, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	**2019**	**2020**	**2019**
FFO as Adjusted applicable to common shares	$ 213,529	$ 220,572	$ 655,255	$ 645,538
Amortization of deferred compensation	4,420	3,715	13,392	11,613
Amortization of deferred financing costs	2,554	2,735	7,670	8,174
Straight-line rents	(9,542)	(10,252)	(24,086)	(22,192)
AFFO capital expenditures	(20,756)	(24,107)	(61,329)	(62,840)
Lease restructure payments	347	289	966	870
CCRC entrance fees[1]	—	5,731	—	14,071
Deferred income taxes	(7,300)	(6,434)	(9,200)	(14,063)
Other AFFO adjustments[2]	539	(2,002)	675	(4,387)
AFFO applicable to common shares	183,791	190,247	583,343	576,784
Distributions on dilutive convertible units and other	—	1,675	5,380	4,953
Diluted AFFO applicable to common shares	**$ 183,791**	**$ 191,922**	**$ 588,723**	**$ 581,737**
Weighted average shares outstanding - diluted AFFO	538,645	499,450	533,963	489,609

(1) In connection with the acquisition of the remaining 51% interest in the CCRC JV in January 2020, we consolidated the 13 communities in the CCRC JV and recorded the assets and liabilities at their acquisition date relative fair values, including the CCRC contract liabilities associated with previously collected non-refundable entrance fees. In conjunction with increasing those CCRC contract liabilities to their fair value, we concluded that we will no longer adjust for the timing difference between non-refundable entrance fees collected and amortized as we believe the amortization of these fees is a meaningful representation of how we satisfy the performance obligations of the fees. As such, upon consolidation of the CCRC assets, we no longer exclude the difference between CCRC entrance fees collected and amortized from the calculation of AFFO. For comparative periods presented, the adjustment continues to represent our 49% share of non-refundable entrance fees collected by the CCRC JV, net of reserves and net of CCRC JV entrance fee amortization.
(2) Primarily includes our share of AFFO capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of AFFO capital expenditures from consolidated joint ventures.

The Numbers
Overview[1][2]

As of and for the quarter and nine months ended September 30, 2020, dollars, square feet, and shares in thousands, except per share data

	3Q20	YTD 2020
Financial Metrics		
Diluted earnings per common share	($0.12)	$0.50
Diluted NAREIT FFO per common share	$0.31	$0.98
Diluted FFO as Adjusted per common share	$0.40	$1.24
Dividends per common share	$0.37	$1.11
Portfolio Real Estate Revenues[3]	$615,225	$1,855,993
Portfolio NOI[3][4]	$280,568	$775,358
Portfolio Cash NOI[3][4]	$271,059	$846,222
Portfolio Income[3][4]	$275,503	$858,583

	% of Total SS	3Q20	YTD 2020
Same-Store Cash NOI Growth			
Senior housing	10.5%	(6.3%)	(5.8%)
Life science	38.5%	5.5%	5.7%
Medical office	46.8%	3.3%	2.3%
Other	4.1%	0.8%	3.0%
Total	**100.0%**	**2.8%**	**2.7%**

	3Q20			3Q20
Capitalization		**Debt Ratios**		
Common stock outstanding and DownREIT units	545,680	Financial Leverage		33.7%
Total Market Equity	$14,815,212	Secured Debt Ratio		3.1%
Enterprise Debt	$6,546,317	Net Debt to Adjusted EBITDAre		5.7x
		Adjusted Fixed Charge Coverage		4.3x

	Property Count	Capacity		Occupancy[5]
Portfolio Statistics				
Senior housing triple-net	62	5,848	Units	81.5%
SHOP	135	15,992	Units	82.8%
CCRC	17	8,328	Units	79.5%
Life science	136	9,171	Sq. Ft.	96.3%
Medical office	266	21,144	Sq. Ft.	90.7%
Other[6]	10	N/A		N/A
Total	**626**	**N/A**		**N/A**

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.healthpeak.com/quarterly-results. Totals throughout this Earnings Release and Supplemental Report may not add due to rounding.

(2) Segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of non-controlling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for further information.

(3) 3Q20 includes $2.4 million and YTD 2020 includes $17.3 million of government grants under the CARES Act for our SHOP and CCRC segments, which is included in Other income (expense), net and Equity income/(loss) from unconsolidated joint ventures in our Consolidated Statement of Operations, none of which relates to properties in Same-Store.

(4) 3Q20 includes $10.1 million and YTD 2020 includes $33.2 million of identifiable COVID expenses for our SHOP and CCRC segments.

(5) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for Senior housing is calculated on a three-month average and is based on units. Occupancy for Senior housing triple-net is one quarter in arrears, and SHOP and CCRC are based on the most recent three-months available. Occupancy excludes assets that are held for sale.

(6) Our Other non-reportable segment includes ten hospitals.

Portfolio Summary

As of and for the quarter ended September 30, 2020, dollars in thousands

	Property Count	Weighted Average Age[1]	Portfolio Investment	Portfolio Income	Private Pay %[2]
Property Portfolio					
Senior housing triple-net	62	24	$ 1,014,252	$ 24,230	93.5
SHOP	128	15	3,428,439	23,521	96.9
CCRC	17	29	2,229,215	23,228	84.9
Life science	124	14	5,979,255	103,610	100.0
Medical office	257	24	4,660,093	85,681	100.0
Other	10	33	254,573	10,789	69.1
	598	**20**	**$ 17,565,826**	**$ 271,059**	**96.6**
Developments					
Life science	9	—	$ 515,541	$ —	—
Medical office	5	—	23,784	—	—
	14	**—**	**$ 539,326**	**$ —**	**—**
Redevelopments[3]					
SHOP	7	—	$ 72,753	$ —	—
Life science	3	—	95,699	—	—
Medical office	4	—	6,260	—	—
	14	**—**	**$ 174,713**	**$ —**	**—**
Debt Investments					
Other	—	—	$ 294,467	$ 4,443	—
Total					
Senior housing triple-net	62	24	$ 1,014,252	$ 24,230	93.5
SHOP	135	15	3,501,192	23,521	96.9
CCRC	17	29	2,229,215	23,228	84.9
Life science	136	14	6,590,496	103,610	100.0
Medical office	266	24	4,690,137	85,681	100.0
Other	10	33	549,040	15,232	69.1
	626	**20**	**$ 18,574,332**	**$ 275,503**	**96.6**

PORTFOLIO INCOME[4]



SHOP 8.6%
CCRC 8.4%
Senior housing triple-net 8.8%
Hospitals and Other 5.5%
Medical office 31.1%
Life science 37.6%

$275.5M

(1) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.

(2) Self-pay and private insurance (including managed care) revenues as a percentage of total property revenues for the most recent trailing 12 months available, weighted based on current quarter Portfolio Income including assets sold in the quarter. Revenues for medical office buildings are considered 100% private pay.

(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.

(4) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended September 30, 2020, dollars in thousands

PORTFOLIO NOI SUMMARY

	Portfolio NOI			SS NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI	SS Real Estate Revenues	SS Operating Expenses	SS NOI
Senior housing triple-net	$ 24,558	$ (421)	$ 24,137	$ 10,561	$ (40)	$ 10,521
SHOP	173,397	(148,648)	24,749	32,486	(22,264)	10,222
CCRC	121,334	(99,789)	21,544	N/A	N/A	N/A
Total Senior housing	$ 319,288	$ (248,859)	$ 70,430	$ 43,047	$ (22,304)	$ 20,743
Life science	148,636	(36,696)	111,940	98,484	(24,172)	74,311
Medical office	137,064	(49,096)	87,968	124,994	(43,143)	81,851
Other	10,237	(6)	10,231	6,757	(4)	6,753
	$ 615,225	$ (334,657)	$ 280,568	$ 273,282	$ (89,623)	$ 183,658

PORTFOLIO CASH NOI SUMMARY

	Portfolio Cash NOI			SS Cash NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash NOI	SS Cash Real Estate Revenues	SS Cash Operating Expenses	SS Cash NOI
Senior housing triple-net	$ 24,637	$ (407)	$ 24,230	$ 11,502	$ (26)	$ 11,475
SHOP	173,197	(149,676)	23,521	32,536	(22,273)	10,263
CCRC	121,355	(98,127)	23,228	N/A	N/A	N/A
Total Senior housing	$ 319,189	$ (248,210)	$ 70,979	$ 44,038	$ (22,299)	$ 21,738
Life science	140,293	(36,683)	103,610	94,607	(24,159)	70,448
Medical office	134,135	(48,454)	85,681	122,216	(42,503)	79,713
Other	10,795	(6)	10,789	6,872	(4)	6,868
	$ 604,413	$ (333,353)	$ 271,059	$ 267,733	$ (88,965)	$ 178,767

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash NOI	SS % of Segment based on Portfolio Cash NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				3Q20	3Q19	SS NOI	SS Cash NOI	3Q20	2Q20	SS NOI	SS Cash NOI
Senior housing triple-net	28	6%	47%	81.5%	87.8%	(4.7%) [1]	4.4%	81.5%	87.1%	(1.3%)	0.1%
SHOP	29	6%	44%	83.4%	90.5%	(16.7%)	(15.8%) [2]	83.4%	85.9%	(2.3%)	(2.8%)
Total Senior housing	57	12%	31% [3]			(11.0%)	(6.3%) [2]			(1.8%)	(1.3%)
Life science	99	39%	68%	96.0%	97.4%	6.6%	5.5%	96.0%	97.4%	4.6%	0.8%
Medical office	242	45%	93%	91.8%	92.1%	3.6%	3.3%	91.8%	91.9%	3.5%	2.1%
Other	9	4%	64%	47.2%	51.2%	0.5%	0.8%	47.2%	51.9%	0.2%	0.6%
Total	**407**	**100%**	**66%**			**2.7%**	**2.8%** [2]			**3.2%**	**1.1%**

(1) Senior housing triple-net Same-store NOI growth includes $0.9 million of lower straight-line rent.
(2) Same-Store year-over-year three-month Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $0.6 million in the SHOP portfolio.
(3) Total Senior housing percent of Segment Portfolio Cash NOI is inclusive of the CCRC segment not currently included in Same-store.

Year-To-Date NOI Summary

For the nine months ended September 30, 2020, dollars in thousands

PORTFOLIO NOI SUMMARY

	Portfolio NOI			SS NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI	SS Real Estate Revenues	SS Operating Expenses	SS NOI
Wholly-Owned						
Senior housing triple-net	$ 82,282	$ (1,453)	$ 80,829	$ 31,922	$ (123)	$ 31,799
SHOP	551,536	(460,140)	91,397	57,592	(39,075)	18,517
CCRC[1]	365,873	(373,382)	(7,510)	N/A	N/A	N/A
Total Senior housing	$ 999,691	$ (834,975)	$ 164,716	$ 89,514	$ (39,198)	$ 50,316
Life science	415,906	(101,067)	314,839	258,341	(60,809)	197,532
Medical office	408,245	(144,576)	263,669	363,675	(124,708)	238,967
Other	32,151	(17)	32,134	20,388	(13)	20,375
	$ 1,855,993	$ (1,080,636)	$ 775,358	$ 731,918	$ (224,728)	$ 507,190

PORTFOLIO CASH NOI SUMMARY

	Portfolio Cash NOI			SS Cash NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash NOI	SS Cash Real Estate Revenues	SS Cash Operating Expenses	SS Cash NOI
Wholly-Owned						
Senior housing triple-net	$ 78,953	$ (1,365)	$ 77,589	$ 34,116	$ (81)	$ 34,034
SHOP	551,993	(461,174)	90,819	57,636	(39,019)	18,617
CCRC	365,713	(279,960)	85,753	N/A	N/A	N/A
Total Senior housing	$ 996,660	$ (742,499)	$ 254,161	$ 91,751	$ (39,100)	$ 52,651
Life science	400,477	(101,028)	299,449	253,759	(60,770)	192,990
Medical office	401,613	(142,639)	258,974	357,170	(122,792)	234,377
Other	33,655	(17)	33,638	20,684	(13)	20,671
	$ 1,832,405	$ (986,183)	$ 846,222	$ 723,364	$ (222,675)	$ 500,689

NINE-MONTH SS

	Property Count	% of Total SS based on Cash NOI	SS % of Segment based on Portfolio Cash NOI	Year-Over-Year			
				Occupancy		Growth	
				3Q20	3Q19	SS NOI	SS Cash NOI
Senior housing triple-net	28	7%	44%	84.3%	88.8%	(3.9%)	3.4%
SHOP	22	4%	20%	83.6%	88.9%	(19.1%)	(19.0%) [2]
Total Senior housing	50	11%	21%			(10.1%)	(5.8%) [2]
Life science	95	39%	64%	96.3%	97.2%	5.1%	5.7%
Medical office	240	47%	91%	92.0%	92.3%	2.0%	2.3%
Other	9	4%	61%	49.6%	51.4%	0.9%	3.0%
Total	**394**	**100%**	**59%**			**1.8%**	**2.7%** [2]

(1) Includes the management termination fee related to transitioning thirteen CCRCs from Brookdale to Life Care Services.
(2) Same-Store year-over-year year-to-date Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $1.5 million in the SHOP portfolio.

Property Count Reconciliations

As of September 30, 2020

PROPERTY COUNT RECONCILIATION

	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Total
Prior Quarter Total Property Count	62	139	17	135	269	11	633
Acquisitions	—	—	—	—	1	—	1
Assets sold	—	(4)	—	—	(4)	(1)	(9)
New Developments	—	—	—	1	—	—	1
Current Quarter Total Property Count	62	135	17	136	266	10	626
Acquisitions	—	(5)	—	(6)	(2)	—	(13)
Assets in Development	—	—	—	(9)	(5)	—	(14)
Completed Developments - not Stabilized	—	(2)	—	(7)	(4)	—	(13)
Assets in Redevelopment	—	(7)	—	(3)	(4)	—	(14)
Completed Redevelopments - not Stabilized	—	(3)	—	(8)	(4)	—	(15)
Assets held for sale[1]	(31)	(80)	(2)	—	(5)	(1)	(119)
Segment conversions[2]	(3)	(9)	(15)	—	—	—	(27)
Significant tenant relocation[3]	—	—	—	(3)	—	—	(3)
Assets impacted by casualty event	—	—	—	(1)	—	—	(1)
Three-Month SS Property Count	28	29	—	99	242	9	407
Segment conversions	—	(4)	—	—	—	—	(4)
Acquisitions	—	(3)	—	(3)	(1)	—	(7)
Completed Redevelopments - not Stabilized	—	—	—	(1)	(1)	—	(2)
Nine-Month SS Property Count	28	22	—	95	240	9	394

SEQUENTIAL SS

	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Total
Prior Quarter Three-Month SS Property Count	47	71	—	97	244	9	468
Acquisitions	—	7	—	2	1	—	10
Assets held for sale	(19)	(49)	—	—	—	—	(68)
Assets sold	—	—	—	—	(3)	—	(3)
Current Quarter Three-Month SS Property Count	28	29	—	99	242	9	407

(1) Two Senior housing triple-net assets held for sale are reflected in Segment conversions. Eighteen SHOP assets held for sale are reflected in the following categories: one Completed Development - not Stabilized, five Redevelopments, three Completed Redevelopments - not Stabilized, and nine Segment conversions.
(2) Senior housing triple-net represents properties for which an agreement has been reached to convert to SHOP but have not yet closed.
(3) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	September 30, 2020				
	Shares		**Value**		**Total Value**
Common stock (NYSE: PEAK)	538,355	$	27.15	$	14,616,338
Convertible partnership (DownREIT) units	7,325		27.15		198,874
Total Market Equity	**545,680**			$	**14,815,212**
Consolidated Debt					6,457,117
Total Market Equity and Consolidated Debt	**545,680**			$	**21,272,329**
Share of unconsolidated JV debt					89,200
Total Market Equity and Enterprise Debt	**545,680**			$	**21,361,529**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding September 30, 2020	Weighted Average Shares Three Months Ended September 30, 2020				Weighted Average Shares Nine Months Ended September 30, 2020			
		Diluted EPS	Diluted NAREIT FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted NAREIT FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	538,355	538,333	538,333	538,333	538,333	527,908	527,908	527,908	527,908
Common stock equivalent securities:									
Restricted stock units[1]	1,731	—	312	312	312	279	279	279	279
Equity forward agreements[2]	—	—	—	—	—	268	268	268	268
Convertible partnership (DownREIT) units	7,325	—	—	5,501	—	—	5,508	5,508	5,508
Total common stock and equivalents	**547,411**	**538,333**	**538,645**	**544,146**	**538,645**	**528,455**	**533,963**	**533,963**	**533,963**

(1) The weighted average shares represent the current dilutive impact, using the treasury stock method, of 1.7 million restricted stock units outstanding as of September 30, 2020.
(2) Represents the current dilutive impact of 32.5 million weighted average shares of common stock under forward sales agreements that were unsettled during a portion of the nine months ended September 30, 2020. During 1Q20, all shares under forward sales agreements were settled and are included in our common stock outstanding.

Indebtedness and Ratios

As of September 30, 2020, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC & Commercial Paper[1]	Term Loan[2]	Senior Unsecured Notes Amounts	Rates %[3]	Mortgage Debt Amounts	Rates %[3]	Consolidated Debt	Share of Unconsolidated JV Debt Amounts[4]	Rates %[3]	Enterprise Debt Amounts	Rates %[3]
2020	$ —	$ —	$ —	—	$ 1,884	—	$ 1,884	$ 186	—	$ 2,070	—
2021	—	—	—	—	15,004	5.26	15,004	53,599	2.79	68,603	3.17
2022	—	—	—	—	7,215	—	7,215	14,622	4.44	21,837	4.44
2023	—	—	300,000	4.37	92,365	3.80	392,365	3,122	3.96	395,487	4.23
2024	—	250,000	1,150,000	4.17	5,652	—	1,405,652	—	—	1,405,652	3.63
2025	—	—	1,350,000	3.93	5,955	—	1,355,955	17,972	3.87	1,373,927	3.93
2026	—	—	650,000	3.39	105,307	3.51	755,307	—	—	755,307	3.41
2027	—	—	—	—	28,760	4.11	28,760	—	—	28,760	4.11
2028	—	—	—	—	68,543	3.87	68,543	—	—	68,543	3.87
2029	—	—	650,000	3.65	842	—	650,842	—	—	650,842	3.65
Thereafter	—	—	1,650,000	3.79	89,265	3.11	1,739,265	—	—	1,739,265	3.75
	$ —	$ 250,000	$ 5,750,000		$ 420,792		$ 6,420,792	$ 89,501		$ 6,510,293	
(Discounts), premium and debt costs, net	—	(878)	(54,433)		14,414		(40,897)	(301)		(41,198)	
	$ —	$ 249,122	$ 5,695,567		$ 435,206		$ 6,379,895	$ 89,200		$ 6,469,095	
Mortgage debt on assets held for sale[5]	—	—	—		77,222		77,222	—		77,222	
	$ —	$ 249,122	$ 5,695,567		$ 512,428		$ 6,457,117	$ 89,200		$ 6,546,317	
Weighted average interest rate %	—	1.14	3.86		3.62 [6]		3.74 [6]	3.52		3.73 [6]	
Weighted average maturity in years	—	3.6	7.0		7.3 [6]		6.9 [6]	1.7		6.8 [6]	

(1) The Company has a $2.5 billion unsecured revolving line of credit facility, which matures on May 23, 2023 and contains two six-month extension options. It accrues annual interest at LIBOR plus 82.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating.

(2) The Company has a $250 million term loan, which matures on May 23, 2024. It accrues annual interest at LIBOR plus 90 basis points, based on our current unsecured credit rating.

(3) Rates are reported in the year in which the related debt matures.

(4) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

(5) Includes mortgage debt of $77.2 million on assets held for sale that matures in 2027 and 2044.

(6) Excludes the impact of mortgage debt held for sale.

Indebtedness and Ratios

As of September 30, 2020, dollars in thousands

DEBT STRUCTURE

			Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$	458,629	7	3.68	6.9
	Floating rate		51,664	1	2.80	1.5
	Combined	$	**510,293**	**8**	**3.59**	**6.3**
Unsecured	Fixed rate		5,750,000	88	3.86	7.0
	Floating rate		250,000	4	1.14	3.6
	Combined	$	**6,000,000**	**92**	**3.74**	**6.8**
Total	Fixed rate		6,208,629	95	3.84	7.0
	Floating rate		301,664	5	1.42	3.3
	Combined	$	**6,510,293**	**100**	**3.73**	**6.8**
	(Discounts), premiums and debt costs, net		(41,198)			
		$	**6,469,095**			
	Mortgage debt on assets held for sale[1]		77,222			
	Enterprise Debt	$	**6,546,317**			

FINANCIAL COVENANTS[2]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	35%
Secured Debt Ratio	No greater than 40%	3%
Unsecured Leverage Ratio	No greater than 60%	37%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	3.7x
Tangible Net Worth ($ billions)	No less than $7.0B	$10.7B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Negative)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1) Includes mortgage debt of $77.2 million on assets held for sale that matures in 2027 and 2044.
(2) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in our consolidated financial statements as provided in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, or other metrics within this document.

Investment Summary

For the three and nine months ended September 30, 2020, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
ACQUISITIONS							
CCRC[1]	Various	January	6,383 Units	13	CCRC	$ —	$ 540,600
The Post	Boston, MA	April	426 Sq. Ft.	1	Life science	—	320,000
Justice Lane	Greenville, SC	June	11 Sq. Ft.	1	Medical office	—	1,591
Scottsdale Gateway	Phoenix, AZ	July	107 Sq. Ft.	1	Medical office	27,000	27,000
OTHER INVESTMENTS							
Development fundings						98,776	270,748
Redevelopment fundings						28,011	120,613
Loan fundings/preferred equity investment						3,879	58,412
Lease commissions - Dev/Redev/Acq						2,440	14,356
Total				**16**		**$ 160,106**	**$ 1,353,320**

(1) On January 31, 2020, we acquired Brookdale Senior Living's 51% interest in a CCRC joint venture (holding thirteen buildings) for $541 million (based on a gross valuation of $1.06B), bringing our equity ownership to 100%. Property count and units were already included in prior quarters.



Freedom Village at Bradenton
Bradenton, FL

Investment Summary

As of and for the nine months ended September 30, 2020, dollars and square feet in thousands

ASSETS HELD FOR SALE

Property Type	Capacity	Property Count	Projected Sales Price	
SHOP	10,853 Units	98	$	2,019,872
Senior housing triple-net	2,933 Units	33		693,078
CCRC	891 Units	2		33,300
Medical office	252 Sq. Ft.	5		32,010
Other	85 Beds	1		226,200
Total[1][2]		**139**	**$**	**3,004,460**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type	Sales Price/ Proceeds		Trailing Cash Yield[3]
Franklin/Morgan City (LA)	January	202 Beds	2	Other	$	12,000	
Various (GA, IN, OH)	February	499 Units	7	SHOP		35,600	
Various Brookdale NNN	February	2,015 Units	18	Senior housing		405,451	
North Fulton Hospital (GA)	February	202 Beds	1	Other		82,000	
Elko MOB (NV)	March	8 Sq. Ft.	1	Medical office		490	
Meridian (FL)	April	173 Units	1	SHOP		12,350	
Arbol (CA)	May	163 Units	1	SHOP		16,000	
Seminole/Edgwood (MI)	June	159 Units	2	SHOP		1,729	
Frost Street (CA)	June	176 Sq. Ft.	3	Medical office		106,000	
Granger MOB (UT)	July	108 Sq. Ft.	1	Medical office		5,390	
Omega Alpha Academy (AZ)	July	N/A	1	Other		500	
Leesburg/Madison (WI,VA)	July	92 Units	2	SHOP		4,450	
Plano Land (TX)	August	N/A	—	Medical office		1,950	
Glastonbury/Litchfield Hills (CT)	September	149 Units	2	SHOP		8,000	
Tatum (AZ)	September	33 Sq. Ft.	2	Medical office		6,500	
Stony Brook (KY)	September	15 Sq. Ft.	1	Medical office		1,650	
Total			**45**		**$**	**700,060**	**6.8%**

(1) Includes three assets held for sale within unconsolidated JVs.
(2) Includes two Senior housing triple-net assets planned for segment conversions and eighteen non-stabilized SHOP assets (one Completed Development, five Redevelopments, three completed Redevelopments, and nine segment conversions).
(3) Represents the average yield calculated using Cash NOI for the twelve month period prior to sale for dispositions.

Developments

As of September 30, 2020, dollars and square feet in thousands
DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Count	CIP[1]	Cost to Complete[1]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Actual / Estimated Occupancy Initial	Stabilized[2]
Life Science										
Ridgeview	San Diego, CA	1	$ 16,831	$ 1,105	$ 17,936	81	100	2Q16	4Q20	4Q20
The Shore at Sierra Point - Phase I	San Francisco, CA	1	90,966	4,734	95,700	92	100	4Q17	4Q20	4Q20
75 Hayden	Boston, MA	1	115,939	39,276	155,215	214	100	2Q18	4Q20	2Q21
The Boardwalk[3]	San Diego, CA	3	77,232	96,018	173,250	192	100	4Q19	4Q21	2Q22
The Shore at Sierra Point - Phase II	San Francisco, CA	2	193,841	127,576	321,417	298	66	4Q18	4Q21	2Q22
The Shore at Sierra Point - Phase III	San Francisco, CA	1	34,186	59,328	93,514	103	—	4Q18	1Q22	2Q22
101 CambridgePark Drive	Boston, MA	1	30,974	143,121	174,095	159	—	3Q20	3Q22	4Q23
		10	**$ 559,968**	**$ 471,159**	**$1,031,127**	**1,139**	**68**			
Medical Office[4]										
Oak Hill	Tampa, FL	1	$ 7,291	$ 5,009	$ 12,300	42	65	3Q19	4Q20	1Q22
Centennial	Nashville, TN	1	8,535	40,296	48,831	172	52	4Q19	4Q21	4Q23
Raulerson	Miami, FL	1	1,973	14,562	16,535	52	54	4Q19	4Q21	3Q23
Woman's of Texas	Houston, TX	1	5,131	29,431	34,562	117	36	2Q20	4Q21	4Q23
Orange Park	Jacksonville, FL	1	855	15,715	16,570	63	48	4Q19	2Q22	4Q23
		5	**$ 23,784**	**$ 105,014**	**$ 128,798**	**446**	**49**			
		15	**$ 583,752**	**$ 576,173**	**$1,159,925**	**1,585**	**63**			

Projected stabilized yields typically range from 6.0% - 8.0%

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) Economic stabilization typically occurs three to six months following Stabilized occupancy.
(3) The Boardwalk includes the Redevelopment of 10275 Science Center Drive. CIP includes land and the net book value of the redeveloped building upon commencement of the project totaling $34 million.
(4) During the quarter, Ogden totaling 70,000 square feet and Brentwood totaling 119,000 square feet were completed and placed in service.

Redevelopments and Land Held for Development[1]

As of September 30, 2020, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[2]	MSA	Property Type	Property Count	Incremental Costs				Project Start	Estimated Completion Date[4]
				Placed in Service	CIP[3]	Cost to Complete[3]	Total		
Various SHOP	Various	SHOP	7	$ —	$ 32,876	$ 36,356	$ 69,232	2Q18 - 1Q20	4Q20 - 2Q22
Kendall Atrium	Miami, FL	Medical office	1	480	5,902	2,346	8,728	3Q19	4Q20
11149 North Torrey Pines	San Diego, CA	Life science	1	—	6,243	13,163	19,406	1Q20	1Q21
4921 Directors Place	San Diego, CA	Life science	1	—	7,529	13,161	20,690	2Q20	1Q21
Thornton	Denver, CO	Medical office	1	16	129	7,955	8,100	2Q20	4Q21
West Houston I	Houston, TX	Medical office	1	146	70	11,584	11,800	2Q20	4Q21
Sunrise Tower III	Las Vegas, NV	Medical office	1	—	159	14,041	14,200	2Q20	2Q22
			13	$ 642	$ 52,908	$ 98,606	$ 152,156		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Estimated Rentable Sq. Ft. / Units		Investment to Date
Forbes Research Center	San Francisco, CA	Life science	8	326	Sq. Ft.	$ 62,693
Modular Labs III	San Francisco, CA	Life science	2	130	Sq. Ft.	14,944
Directors Place	San Diego, CA	Life science	4	150	Sq. Ft.	8,715
Oakmont Village	Santa Rosa, CA	SHOP	3	74	Units	2,362
Brandywine	Philadelphia, PA	CCRC	8	67	Units	3,494
Remaining	Various	Various	2	N/A		3,252
			27			$ 95,460

(1) Redevelopments are excluded from Same-Store until they are Stabilized. See Glossary for further definition.
(2) During the quarter, Plaza Medical was completed and placed into service.
(3) Includes lease commissions incurred to date and projected lease commissions through Stabilization. See Glossary for further definition.
(4) Excludes the completion of tenant improvements.

Capital Expenditures

For the three and nine months ended September 30, 2020, dollars in thousands, except per unit/square foot

THIRD QUARTER	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Total
Portfolio at share							
Recurring capital expenditures	$ —	$ 3,207	$ 2,185	$ 1,273	$ 2,073	$ —	$ 8,738
Tenant improvements - 2nd generation	—	—	—	3,260	5,988	12	9,261
Lease commissions - 2nd generation	—	—	—	1,190	2,222	—	3,413
AFFO capital expenditures[1]	$ —	$ 3,207	$ 2,185	$ 5,724	$ 10,284	$ 12	$ 21,411
Revenue enhancing capital expenditures	1,690	1,919	2,956	3,811	2,398	—	12,774
Casualty related capital expenditures	—	548	36	—	—	—	583
Initial Capital Expenditures ("ICE")	—	28	4,350	566	256	—	5,201
Tenant improvements - 1st generation	—	—	—	23,850	5,684	—	29,535
Lease commissions - Dev/Redev/Acq	—	—	—	2,271	169	—	2,440
Development	—	88	—	80,059	18,629	—	98,776
Redevelopment	—	5,374	—	17,248	5,389	—	28,011
Capitalized interest	—	321	—	6,059	481	—	6,860
Total capital expenditures	$ 1,690	$ 11,483	$ 9,527	$ 139,589	$ 43,291	$ 12	$ 205,591
Recurring capital expenditures per unit/sq. ft.	[2]	$226 per Unit	$278 per Unit	$0.14 per Sq. Ft.	$0.11 per Sq. Ft.		

YTD	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Total
Portfolio at share							
Recurring capital expenditures	$ —	$ 10,761	$ 6,183	$ 2,169	$ 6,531	$ —	$ 25,644
Tenant improvements - 2nd generation	—	—	—	8,541	16,393	12	24,946
Lease commissions - 2nd generation	—	—	—	5,602	8,183	—	13,785
AFFO capital expenditures[1]	$ —	$ 10,761	$ 6,183	$ 16,311	$ 31,107	$ 12	$ 64,375
Revenue enhancing capital expenditures	5,631	10,641	13,620	8,639	11,801	—	50,330
Casualty related capital expenditures	—	1,028	322	—	—	—	1,350
Initial Capital Expenditures ("ICE")	—	801	11,866	3,345	447	—	16,458
Tenant improvements - 1st generation	—	—	—	64,506	18,081	—	82,587
Lease commissions - Dev/Redev/Acq	—	—	—	13,622	735	—	14,356
Development	—	179	—	214,518	56,052	—	270,748
Redevelopment	—	15,637	—	89,381	15,595	—	120,613
Capitalized interest	—	1,025	10	18,234	1,301	—	20,570
Total capital expenditures	$ 5,631	$ 40,071	$ 32,001	$ 428,556	$ 135,117	$ 12	$ 641,388
Recurring capital expenditures per unit/sq. ft.	[2]	$753 per Unit	$824 per Unit	$0.24 per Sq. Ft.	$0.34 per Sq. Ft.		

(1) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $0.8 million and $3.4 million year-to-date. Excludes non-controlling interest on AFFO capital expenditures on consolidated joint ventures for the quarter of $0.1 million and $0.4 million year-to-date.
(2) Senior housing triple-net per unit is not presented as it is not meaningful.

Portfolio Diversification

As of and for the quarter ended September 30, 2020, dollars in thousands

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Total	% of Total
San Francisco, CA	84	$ 1,471	$ 2,738	$ —	$ 68,697	$ 832	$ —	$ 73,738	27
Dallas, TX	41	468	1,140	—	—	15,487	1,428	18,523	7
San Diego, CA	38	—	833	—	15,949	725	—	17,507	6
Boston, MA	12	—	681	—	15,201	83	—	15,965	6
Houston, TX	42	286	2,393	410	—	7,343	355	10,787	4
Los Angeles, CA	15	2,092	2,508	—	—	1,122	3,909	9,631	3
Philadelphia, PA	7	—	257	5,201	—	3,872	—	9,330	3
Seattle, WA	12	1,468	102	—	—	6,100	—	7,670	3
Tampa, FL	11	578	17	6,172	—	515	—	7,281	3
Denver, CO	20	—	699	—	—	5,305	—	6,004	2
Remaining	330	17,867	12,153	11,445	3,763	44,297	5,098	94,624	34
Portfolio Cash NOI	**612**	**$ 24,230**	**$ 23,521**	**$ 23,228**	**$ 103,610**	**$ 85,681**	**$ 10,789**	**$ 271,059**	**98**
Interest income	—	—	—	—	—	—	4,443	4,443	2
Portfolio Income	**612**	**$ 24,230**	**$ 23,521**	**$ 23,228**	**$ 103,610**	**$ 85,681**	**$ 15,232**	**$ 275,503**	**100**

(1) Excludes fourteen properties in Development.

Portfolio Diversification

As of and for the quarter ended September 30, 2020, dollars in thousands

PORTFOLIO INCOME BY OPERATOR/TENANT

Operator/Tenant	Property Count[1]	Tenant/Credit Exposure Senior Housing Triple-net	Life Science	Medical Office	Other	Total	% of Portfolio Income	Property Count[1]	Operator Exposure SHOP	CCRC	Total	% of Portfolio Income
Hospital Corp of America[2]	93	$ —	$ —	$ 22,464	$ —	$ 22,464	8	—	$ —	$ —	$ —	—
Life Care Services	—	—	—	—	—	—	—	16	1,254	18,446	19,700	7
Brookdale Senior Living	25	11,732	—	—	—	11,732	4	22	4,349	(249)	4,099	2
Amgen	7	—	13,815	—	—	13,815	5	—	—	—	—	—
Sunrise Senior Living	2	366	—	—	—	366	—	39	4,651	5,031	9,683	4
Remaining	333	12,131	89,795	63,218	15,232	180,376	65	75	13,268	—	13,267	5
Portfolio Income	**460**	**$ 24,230**	**$ 103,610**	**$ 85,681**	**$ 15,232**	**$ 228,753**	**83**	**152**	**$ 23,521**	**$ 23,228**	**$ 46,749**	**17**

PRO FORMA PORTFOLIO INCOME BY OPERATOR/TENANT[3]

Operator/Tenant	Property Count[1]	Tenant/Credit Exposure Senior Housing Triple-net	Life Science	Medical Office	Other	Total	% of Portfolio Income	Property Count[1]	Operator Exposure SHOP	CCRC	Total	% of Portfolio Income
Hospital Corp of America[2]	93	$ —	$ —	$ 22,464	$ —	$ 22,464	9	—	$ —	$ —	$ —	—
Life Care Services	—	—	—	—	—	—	—	13	—	18,446	18,446	7
Brookdale Senior Living	24	10,752	—	—	—	10,752	4	20	5,460	—	5,460	3
Amgen	7	—	13,815	—	—	13,815	6	—	—	—	—	—
Oakmont Senior Living	—	—	—	—	—	—	—	12	7,328	—	7,328	3
Remaining	296	358	89,795	62,851	10,932	163,935	66	8	107	5,031	5,138	2
Portfolio Income	**420**	**$ 11,110**	**$ 103,610**	**$ 85,314**	**$ 10,932**	**$ 210,966**	**85**	**53**	**$ 12,895**	**$ 23,477**	**$ 36,372**	**15**

(1) Excludes fourteen properties in Development.
(2) Includes Cash NOI for 1.4 million square feet in five properties that are 100% leased to HCA, and 3.0 million square feet in 88 properties partially leased to HCA.
(3) Pro forma to exclude assets held for sale and to reflect acquisitions, dispositions and operator transitions that occurred within the quarter as if they occurred on the first day of the quarter. Does not contemplate future acquisitions.

Expirations, Maturities and Purchase Options

As of September 30, 2020, dollars in thousands

EXCLUDES PURCHASE AND PREPAYMENT OPTIONS

Year	Total	% of Total	Senior Housing Triple-net	Life Science	Medical Office	Other	Interest Income
2020[2]	$ 31,114	3	$ —	$ 2,658	$ 27,473	$ —	$ 984
2021	87,926	9	—	28,102	59,033	—	790
2022	111,348	12	—	33,230	55,809	12,640	9,669
2023	99,523	10	2,893	48,050	46,723	—	1,857
2024	82,317	9	—	26,747	46,250	9,321	—
2025	130,576	14	—	56,489	74,086	—	—
2026	47,517	5	—	25,544	18,102	—	3,871
2027	108,714	11	46,907	44,916	16,891	—	—
2028	46,680	5	—	22,385	24,294	—	—
2029	79,316	8	—	65,137	14,178	—	—
Thereafter	130,755	14	—	82,453	42,761	5,540	—
Total	**$ 955,784**	**100**	**$ 49,799**	**$ 435,712**	**$ 425,600**	**$ 27,501**	**$ 17,171**
Weighted average maturity in years	5.3		7.0	6.1	4.3	4.2	2.7

Annualized Base Rent[1]

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[3]	Name	MSA	Property Type	Annualized Base Rent[1]	Option Price
2024[4]	5/2021	Hoag Hospital Irvine	Los Angeles, CA	Other	$ 15,636	$ 226,200
2022	2/2022	Frye Regional Medical Center	Hickory, NC	Other	8,601	67,675

(1) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, non-cash revenue adjustments, and assets held for sale.
(2) Includes month-to-month and holdover leases.
(3) Reflects the earliest point at which the purchase option can be exercised.
(4) Includes Annualized Base Rent for property held for sale pursuant to the exercise of a purchase option by the tenant. Closing is expected in May 2021 for a price of $226.2 million and a non–refundable deposit of $7 million has been received.

Triple-Net Master Lease Profile[1]



Facility EBITDAR CFC	% of Portfolio Cash NOI and Interest Income	# of Leases/ Data Points	Weighted Average Maturity in Years	Guaranty[2]
Less than 1.0x	4.5	2	7.0	100.0%
1.00x - 1.25x	—	—	—	—%
1.26x - 1.50x	—	—	—	—%
1.51x and above	0.8	1	3.7	100.0%

(1) Excludes properties held for sale or sold, master leases with properties acquired during the period required to calculate CFC, and master leases that include newly completed developments that are not Stabilized. Additionally, excludes a data point representing two Sunrise properties for which an agreement has been reached to convert to SHOP in 2020.

(2) Represents the percentage of total Cash NOI supported by a corporate guaranty.

Senior Housing Triple-net[1]

As of and for the quarter ended September 30, 2020, dollars in thousands, except REVPOR

INVESTMENTS

Operator	Portfolio Investment	Portfolio Cash NOI	Straight-line Rent Balance[2]	Count	Units	Occupancy %	REVPOR Triple-Net	Facility EBITDARM CFC	Facility EBITDAR CFC
Brookdale Senior Living	$ 458,638	$ 11,732	$ 35,852	25	2,711	81.9	$ 5,342	1.07x	0.90x
Aegis Living	182,152	4,902	—	10	702	N/A	N/A	N/A	N/A
Harbor Retirement Associates	137,603	3,531	—	8	790	N/A	N/A	N/A	N/A
Capital Senior Living	100,387	2,121	—	8	852	N/A	N/A	N/A	N/A
Saber Healthcare	29,088	933	—	3	281	N/A	N/A	N/A	N/A
Remaining[3]	106,384	1,011	520	8	512	77.5	4,716	0.82x	0.66x
Total[4]	**$ 1,014,252**	**$ 24,230**	**$ 36,373**	**62**	**5,848**	**81.5**	**$ 5,298**	**1.05x**	**0.89x**

SAME-STORE

	3Q19	4Q19	1Q20	2Q20	3Q20
Property count	28	28	28	28	28
Portfolio Investment	$ 431,973	$ 431,973	$ 433,072	$ 434,624	$ 435,543
Units	2,756	2,756	2,756	2,756	2,756
Occupancy %	87.8	87.2	87.8	87.1	81.5
REVPOR Triple-net	$ 5,253	$ 5,194	$ 5,210	$ 5,350	$ 5,298
Facility EBITDARM CFC	1.27x	1.23x	1.20x	1.16x	1.05x
Facility EBITDAR CFC	1.09x	1.05x	1.02x	0.99x	0.89x
Portfolio Real Estate Revenues	$ 11,074	$ 11,074	$ 10,657	$ 10,703	$ 10,561
Portfolio Operating Expenses	(38)	(32)	(42)	(41)	(40)
Portfolio NOI	**$ 11,036**	**$ 11,042**	**$ 10,616**	**$ 10,662**	**$ 10,521**
Portfolio Cash Real Estate Revenues	$ 11,017	$ 11,090	$ 11,128	$ 11,486	$ 11,502
Portfolio Cash Operating Expenses	(24)	(18)	(28)	(27)	(26)
Portfolio Cash NOI	**$ 10,993**	**$ 11,072**	**$ 11,101**	**$ 11,459**	**$ 11,475**
Year-Over-Year Three-Month SS Growth					4.4%

(1) Properties that are held for sale are included in property count, Investment, Cash NOI, and units, but are excluded from Straight-line Rent Balance, Occupancy, REVPOR Triple-net, Facility EBITDARM CFC and Facility EBITDAR CFC.

(2) Accounts receivable balance is zero as of September 30, 2020.

(3) Includes four properties that are held for sale which are included in property count, Investment, Cash NOI, and units, but are excluded from Straight-line Rent Balance, Occupancy, REVPOR Triple-net, Facility EBITDARM CFC and Facility EBITDAR CFC.

(4) The Facility EBITDAR CFC presented above is for the twelve months ended June 30, 2020. Based on the latest preliminary financials received, the Facility EBITDAR CFC for the twelve months ended September 30, 2020 is 0.81x. Exclusive of identifiable COVID-19 related expenses reported to date, preliminary Facility EBITDAR CFC for the twelve months ended September 30, 2020 would be 0.90x. Occupancy presented above is for the three months ended June 30, 2020. Based on the latest preliminary financials received, the Occupancy for the three months ended September 30, 2020 is 78.4%.

Senior Housing Triple-net | New Supply

As of and for the quarter ended September 30, 2020, dollars in thousands

NEW SUPPLY ANALYSIS

| MSA | Senior Housing Triple-net Portfolio | | | 5-Mile Radius[1] | | | | | | |
	Units	Portfolio Cash NOI	% of Triple-net Portfolio Cash NOI	Properties/ Units Under Construction[2]	Portfolio Cash NOI Exposed to New Supply[3]	5-Year 80+ Population Growth % 2020-2025	80+ Penetration Rate %	Median Household Income	Median Home Value	Unemploy-ment %
US National Average						*15.8*	*15.1*	*$ 59*	*$ 252*	*10.1*
Los Angeles, CA	305	$ 2,092	8.6	1 / 40	$ 518	16.8	14.4	93	882	5.9
Jacksonville, FL	397	1,715	7.1	1 / 169	1,438	20.6	33.4	60	254	6.2
Sebastian, FL	298	1,493	6.2	-- / --	–	14.6	6.6	55	272	13.2
Austin, TX	269	1,486	6.1	-- / --	–	18.7	37.6	71	587	8.3
San Francisco, CA	214	1,471	6.1	-- / --	–	16.5	10.2	109	993	9.6
Seattle, WA	206	1,468	6.1	2 / 188	1,468	16.5	17.4	93	735	5.9
Portland, OR	438	1,426	5.9	1 / 198	264	22.5	25.6	70	402	8.8
Charlotte, NC	336	1,038	4.3	-- / --	–	28.2	19.8	65	258	12.4
New York, NY	278	993	4.1	-- / --	–	12.4	7.7	99	579	11.0
Tucson, AZ	282	871	3.6	-- / --	–	15.5	42.6	63	367	6.3
Bremerton, WA	103	734	3.0	-- / --	–	23.4	5.5	79	451	4.6
Ventura, CA	84	618	2.5	-- / --	–	16.7	11.2	71	623	13.4
Tampa, FL	99	578	2.4	1 / 84	578	13.9	16.4	57	270	5.9
Amarillo, TX	132	530	2.2	-- / --	–	12.2	2.2	61	175	6.0
Sacramento, CA	272	515	2.1	-- / --	–	14.8	9.6	65	381	9.7
Fort Myers, FL	116	494	2.0	-- / --	–	18.3	15.1	45	196	18.7
Washington, DC	79	470	1.9	-- / --	–	33.3	17.7	113	397	9.5
Dallas, TX	206	468	1.9	-- / --	–	23.8	20.2	72	250	7.3
St. Louis, MO	179	438	1.8	1 / 147	438	11.4	37.4	65	219	3.2
Tallahassee, FL	84	381	1.6	-- / --	–	21.7	1.5	40	210	12.1
Remaining	1,471	4,951	20.4	4 / 323	864	21.0	8.9	63	262	10.7
Total	**5,848**	**$ 24,230**	**100.0**	**11 / 1,149**	**$ 5,569**	**17.1**	**11.6**	**$ 73**	**$ 446**	**9.0**
% of Total Portfolio Income					**2.0%**					

(1) Demographic data provided by StratoDem Analytics for 2020. Construction and supply data provided by National Investment Center for Senior Housing and Care ("NIC") for the quarter ended September 30, 2020. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.

(2) Represents the number of properties and units with similar care types that are under construction.

(3) Represents total Portfolio Cash NOI exposed to new construction and material expansions.

SHOP[1]

As of and for the quarter ended September 30, 2020, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Portfolio Investment	Portfolio Cash NOI[2][3]	Units	Occupancy %[1]	REVPOR SHOP[1][3]
Operator						
Oakmont Senior Living	12	$ 575,834	$ 7,328	1,049	87.2	$ 8,266
Sunrise Senior Living	37	881,721	4,651	3,714	N/A	N/A
Brookdale Senior Living	20	434,198	4,349	3,453	79.5	3,997
Atria Senior Living	25	531,951	2,174	3,296	N/A	N/A
Remaining[4]	41	1,004,734	5,020	4,480	84.2	4,775
Total	**135**	**$ 3,428,439**	**$ 23,521**	**15,992**	**82.8**	**$ 5,712**

TOTAL SHOP PORTFOLIO

	3Q19	4Q19	1Q20	2Q20	3Q20
Property count	148	141	141	139	135
Investment	$ 4,039,969	$ 3,520,342	$ 3,461,980	$ 3,479,806	$ 3,428,439
Units	17,130	16,452	16,609	16,232	15,992
Occupancy %[1]	83.4	85.8	85.7	79.8	82.8
REVPOR SHOP[1]	$ 5,314	$ 5,538	$ 5,810	$ 5,738	$ 5,712
Portfolio Real Estate Revenues	$ 216,703	$ 214,314	$ 196,188	$ 181,952	$ 173,397
Portfolio Operating Expenses before management fee	(160,255)	(160,580)	(148,386)	(148,877)	(142,170)
Management fee	(9,374)	(7,946)	(7,323)	(6,905)	(6,478)
Portfolio NOI[2][3]	**$ 47,073**	**$ 45,789**	**$ 40,479**	**$ 26,169**	**$ 24,749**
Portfolio Cash Real Estate Revenues	$ 217,660	$ 215,056	$ 196,737	$ 182,059	$ 173,197
Portfolio Cash Operating Expenses before management fee	(160,473)	(160,705)	(148,404)	(148,866)	(143,197)
Management Fee	(9,374)	(7,946)	(7,323)	(6,905)	(6,478)
Portfolio Cash NOI[2][3]	**$ 47,812**	**$ 46,405**	**$ 41,010**	**$ 26,288**	**$ 23,521**
Portfolio Cash NOI Margin %	22.0	21.6	20.8	14.4	13.6

(1) Properties that are held for sale are included in property count, Portfolio Investment, Portfolio Cash NOI, and units, but are excluded from Occupancy and REVPOR SHOP in accordance with industry convention.
(2) Includes identifiable COVID-19 related expenses for 1Q20, 2Q20 and 3Q20 of $2.6 million, $12.8 million and $4.9 million, respectively.
(3) Includes government grants under the CARES Act for 2Q20 and 3Q20 of $2.5 million and $0.4 million, respectively.
(4) Includes thirty-five properties that are held for sale which are included in property count, Portfolio Investment, Portfolio Cash NOI, and units, but are excluded from Occupancy and REVPOR SHOP.

SHOP[1] |MSA

As of and for the quarter ended September 30, 2020, dollars in thousands, except REVPOR

OPERATING PORTFOLIO METRICS

MSA	Portfolio Investment	Portfolio Cash NOI	% of SHOP Portfolio Cash NOI	Units[2] AL	IL	Occupancy %	REVPOR SHOP[2] AL	IL
San Francisco, CA	$ 135,289	$ 2,738	11.6	273	—	94.9	$ 8,935	$ —
Los Angeles, CA	307,956	2,508	10.7	678	—	79.7	8,112	—
Houston, TX	206,182	2,393	10.2	311	1,723	81.9	6,050	2,946
New York, NY	224,760	1,645	7.0	718	—	N/A	N/A	N/A
Sacramento, CA	97,375	1,435	6.1	158	—	96.3	8,116	—
Chicago, IL	147,549	1,232	5.2	249	610	N/A	N/A	N/A
Dallas, TX	139,189	1,140	4.8	483	621	81.8	4,628	—
Killeen, TX	61,067	869	3.7	—	231	N/A	N/A	N/A
San Diego, CA	56,054	833	3.5	243	—	92.4	6,624	—
Sarasota, FL	80,031	755	3.2	126	164	N/A	N/A	N/A
Washington, DC	223,396	733	3.1	945	100	73.4	8,903	—
Baltimore, MD	117,400	712	3.0	454	—	N/A	N/A	N/A
Denver, CO	75,625	699	3.0	154	437	72.4	4,856	4,157
Boston, MA	56,896	681	2.9	177	—	N/A	N/A	N/A
Melbourne, FL	75,708	669	2.8	—	163	N/A	N/A	N/A
Riverside, CA	85,731	589	2.5	312	—	84.4	5,991	—
Memphis, TN	46,286	504	2.1	—	182	80.2	—	6,263
Charlotte, NC	45,806	493	2.1	135	—	N/A	N/A	N/A
Richmond, VA	68,141	456	1.9	204	—	N/A	N/A	N/A
Albuquerque, NM	11,907	451	1.9	149	—	N/A	N/A	N/A
Remaining	1,166,091	1,988	8.5	4,347	1,645	81.1	6,729	4,572
Total	**$ 3,428,439**	**$ 23,521**	**100.0**	**10,116**	**5,876**	**82.8**	**$ 7,405**	**$ 3,652**

(1) Properties that are held for sale are included in Portfolio Investment, Portfolio Cash NOI, and units, but are excluded from Occupancy and REVPOR SHOP.
(2) Units and REVPOR SHOP are based on the majority type within each community. AL includes needs-based care, such as memory care.

SHOP | Same-Store

Dollars in thousands, except REVPOR

	3Q19	4Q19	1Q20	2Q20	3Q20	Sequential Growth	Year-Over-Year Growth
Property count	29	29	29	29	29	—	—
Portfolio Investment	$ 759,849	$ 752,684	$ 754,982	$ 756,309	$ 757,838	0.2%	(0.3%)
Units	4,167	4,167	4,166	4,167	4,167	— %	—%
Occupancy %	90.5	90.5	89.3	85.9	83.4	-250 bps	-710 bps
REVPOR SHOP	$ 5,010	$ 4,996	$ 5,075	$ 5,087	$ 5,163	1.5%	3.1%
Portfolio Real Estate Revenues	$ 34,238	$ 34,194	$ 34,290	$ 32,960	$ 32,486	(1.4%)	(5.1%)
Portfolio Operating Expenses before management fee	(20,215)	(20,572)	(20,162)	(21,165)	(20,962)	(1.0%)	3.7%
Management Fee	(1,747)	(1,347)	(1,463)	(1,333)	(1,302)	(2.3%)	(25.5%)
Portfolio NOI	**$ 12,276**	**$ 12,275**	**$ 12,665**	**$ 10,462**	**$ 10,222**	**(2.3%)**	**(16.7%)**
Portfolio Cash Real Estate Revenues	$ 34,258	$ 34,164	$ 34,240	$ 33,003	$ 32,536	(1.4%)	(5.0%)
Portfolio Cash Operating Expenses before management fee	(20,316)	(20,622)	(20,149)	(21,114)	(20,971)	(0.7%)	3.2%
Management Fee	(1,747)	(1,347)	(1,463)	(1,333)	(1,302)	(2.3%)	(25.5%)
Portfolio Cash NOI	**$ 12,195**	**$ 12,195**	**$ 12,629**	**$ 10,557**	**$ 10,263**	**(2.8%)**	**(15.8%)** [1]
Portfolio Cash NOI Margin %	35.6	35.7	36.9	32.0	31.5	(0.5%)	(4.1%)

(1)   Same-Store year-over-year three-month Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $0.6 million in the SHOP portfolio.



Oakmont San Jose
San Jose, CA

Dollars in thousands, except REVPOR

	4Q19		1Q20		2Q20		3Q20	
	Property Count	Portfolio Cash NOI	Property Count	Portfolio Cash NOI	Property Count	Portfolio Cash NOI	Property Count	Portfolio Cash NOI
Same-Store	29	$ 10,591	50	$ 17,938	71	$ 16,425	29	$ 10,263
Segment conversions[3]	34	24,437	35	13,245	15	6,523	9	554
Acquisitions	17	8,207	17	8,520	8	4,093	5	2,499
Assets in Redevelopment & Redevelopment completed but not Stabilized	7	1,750	10	2,387	10	798	10	1,087
Assets in Development & Development completed but not Stabilized	—	—	2	(350)	2	66	2	184
Assets held for sale[4]	28	1,042	27	1,143	33	248	80	10,723
Assets sold	—	(332)	—	(219)	—	(108)	—	(564)
Other non-SS NOI	—	(944)	—	(1,655)	—	(1,756)	—	(1,226)
Total SHOP	**115**	**$ 44,749**	**141**	**$ 41,010**	**139**	**$ 26,288**	**135**	**$ 23,521**

	4Q19		1Q20		2Q20		3Q20	
	Occupancy % [5]	REVPOR SHOP[6]	Occupancy % [5]	REVPOR SHOP[6]	Occupancy % [5]	REVPOR SHOP[6]	Occupancy % [5]	REVPOR SHOP[6]
Same-Store	87.4	$ 4,675	87.0	$ 4,630	79.1	$ 5,128	83.4	$ 5,163
Segment conversions[3]	86.4	6,163	85.1	7,266	80.8	7,482	77.1	2,993
Acquisitions	81.4	5,985	82.3	6,053	85.9	8,916	78.7	9,571
Assets in Redevelopment & Redevelopment completed but not Stabilized	72.4	4,372	76.6	4,712	72.3	4,832	68.8	4,791
Assets in Development & Development completed but not Stabilized	—	—	49.0	5,757	62.5	5,054	63.4	5,096
Assets held for sale[4]	75.4	4,820	74.8	5,543	74.1	4,735	73.1	5,703
Assets sold	63.8	4,082	93.4	4,102	64.9	7,735	64.9	5,128
Total SHOP	**82.2**	**$ 5,426**	**82.4**	**$ 5,590**	**77.3**	**$ 5,476**	**74.5**	**$ 5,455**

(1) Information presented is as originally reported for each quarter. See the Earnings Release and Supplemental report and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for each quarter for further information on the Same-Store Portfolio Cash NOI definition, uses and inherent limitations, and reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP.

(2) Property count is as of the end of each quarter presented and Portfolio Cash NOI represents the full period a property was held in each quarter presented.

(3) Represents properties converted to SHOP that do not meet the criteria for SS for the period presented due to the twelve-month Stabilization period following conversion. A property must be in a consistent reporting structure for the full period presented and the year-over-year comparison period in order to be included in SS.

(4) For 3Q20, eighteen held for sale assets are reflected in the following categories, five Redevelopments, four not Stabilized, and nine Segment conversions.

(5) Occupancy represents the facilities' average operating occupancy for the periods presented, based on units, weighted to reflect our share and excludes facilities for which data is not available or meaningful. All Occupancy performance data was derived solely from information provided by operators without independent verification by us.

(6) REVPOR SHOP represents the average Cash Real Estate Revenues per occupied unit for the periods presented. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

SHOP | New Supply

As of and for the quarter ended September 30, 2020, dollars in thousands

NEW SUPPLY ANALYSIS

	SHOP			5-Mile Radius[1]						
MSA	**Units**	**Portfolio Cash NOI**	**% of SHOP Portfolio Cash NOI**	**Properties/ Units Under Construction[2]**	**Portfolio Cash NOI Exposed to New Supply[3]**	**5-Year 80+ Population Growth % 2020-2025**	**80+ Penetration Rate %**	**Median Household Income**	**Median Home Value**	**Unemploy-ment%**
US National Average						*15.8*	*15.1*	*$ 59*	*$ 252*	*10.1*
San Francisco, CA	273	$ 2,738	11.6	-- / --	$ —	17.3	12.2	91	742	10.6
Los Angeles, CA	678	2,508	10.7	1 / 284	889	17.0	8.9	98	852	11.6
Houston, TX	2,034	2,393	10.2	3 / 685	1,680	26.5	18.4	80	326	7.6
New York, NY	718	1,645	7.0	4 / 654	417	11.7	9.6	94	499	10.1
Sacramento, CA	158	1,435	6.1	3 / 516	1,435	16.7	15.4	84	464	9.4
Chicago, IL	859	1,232	5.2	2 / 227	156	18.6	24.6	86	296	12.3
Dallas, TX	1,104	1,140	4.8	-- / --	–	26.6	10.7	73	237	9.6
Killeen, TX	231	869	3.7	-- / --	–	18.0	5.3	50	164	5.3
San Diego, CA	243	833	3.5	-- / --	–	13.6	24.8	79	608	12.3
Sarasota, FL	290	755	3.2	1 / 18	463	14.3	16.5	58	265	13.8
Washington, DC	1,045	733	3.1	6 / 630	103	10.8	10.6	101	685	5.4
Baltimore, MD	454	712	3.0	-- / --	–	24.3	13.9	94	414	8.2
Denver, CO	591	699	3.0	2 / 253	19	16.9	15.9	61	444	11.5
Boston, MA	177	681	2.9	1 / 112	551	12.7	15.9	86	736	8.4
Melbourne, FL	163	669	2.8	-- / --	–	14.8	10.7	61	277	5.9
Riverside, CA	312	589	2.5	1 / 124	102	19.8	8.5	87	552	11.0
Memphis, TN	182	504	2.1	3 / 617	504	18.4	38.5	70	270	3.9
Charlotte, NC	135	493	2.1	-- / --	–	25.2	24.8	76	319	8.6
Richmond, VA	204	456	1.9	1 / 123	456	16.2	46.3	87	386	6.4
Albuquerque, NM	149	451	1.9	-- / --	–	14.7	7.8	40	220	9.8
Remaining	5,992	1,988	8.5	12 / 1,940	860	18.9	12.1	78	604	6.5
Total	**15,992**	**$ 23,521**	**100.0**	**40 / 6,183**	**$ 7,634**	**16.5**	**17.0**	**$ 80**	**$ 505**	**8.7**
% of Total Portfolio Income					**2.7%**					

(1) Demographic data provided by StratoDem Analytics for 2020. Construction and supply data provided by NIC for the quarter ended September 30, 2020. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.
(2) Represents the number of properties and units with similar care types that are under construction.
(3) Represents total Portfolio Cash NOI exposed to new construction and material expansions.

Pro Forma Senior Housing

As of and for the quarter ended September 30, 2020, dollars in thousands, except REVPOR

In accordance with the Company's policy and industry practice, properties classified as held for sale are excluded from Same-Store results and key metrics throughout this supplement. The Company's decision to substantially reduce its Senior housing portfolio led to classifying 111 stabilized assets as held for sale, which significantly impacts reported results. The purpose of this page is to illustrate the total and Same-Store Senior housing portfolio performance inclusive of those stabilized held for sale assets.

	3Q20 Cash NOI SS Growth			3Q20 SS Property Count		
	As Reported	Stabilized Held for Sale	Pro Forma SS	As Reported	Stabilized Held for Sale	Pro Forma SS
Senior housing triple-net	4.4%	(3.2%)	0.4%	28	31	59
SHOP	(15.8%)	(56.8%)	(43.7%)	29	80	109
Total Senior housing	**(6.3%)**	**(39.7%)**	**(27.1%)**	**57**	**111**	**168**

COMBINED SAME-STORE AND STABILIZED HELD FOR SALE

SENIOR HOUSING TRIPLE-NET		3Q19		4Q19		1Q20		2Q20		3Q20	Sequential Growth	Year-Over-Year Growth
Occupancy %		84.7		84.7		84.5		83.7		79.4	-430 bps	-530 bps
REVPOR Triple-net	$	5,470	$	5,489	$	5,497	$	5,583	$	5,592	0.2%	2.2%
Facility EBITDARM CFC		1.20x		1.17x		1.15x		1.12x		1.05x	-0.07x	-0.15x
Facility EBITDAR CFC		1.04x		1.01x		0.99x		0.96x		0.89x	-0.07x	-0.15x
Portfolio Cash Real Estate Revenues	$	23,199	$	23,352	$	23,502	$	23,187	$	23,291	0.5%	0.4%
Portfolio Cash Operating Expenses		(39)		(28)		(42)		(42)		(42)	0.3%	9.1%
Portfolio Cash NOI	**$**	**23,160**	**$**	**23,324**	**$**	**23,460**	**$**	**23,145**	**$**	**23,249**	**0.5%**	**0.4%**

SHOP		3Q19		4Q19		1Q20		2Q20		3Q20	Sequential Growth	Year-Over-Year Growth
Occupancy %		84.6		84.7		84.0		78.6		75.5	-310 bps	-910 bps
REVPOR SHOP	$	5,572	$	5,553	$	5,656	$	5,588	$	5,568	(0.4%)	(0.1%)
Portfolio Cash Real Estate Revenues[1]	$	157,452	$	157,219	$	158,619	$	146,712	$	140,269	(4.4%)	(10.9%)
Portfolio Cash Operating Expenses[2]		(119,296)		(119,744)		(121,667)		(122,120)		(118,795)	(2.7%)	(0.4%)
Portfolio Cash NOI	**$**	**38,156**	**$**	**37,475**	**$**	**36,952**	**$**	**24,592**	**$**	**21,474**	**(12.7%)**	**(43.7%)**

TOTAL EXCLUDING REDEVELOPMENT, NON-STABILIZED AND PLANNED TRANSITION

SENIOR HOUSING TRIPLE-NET - 3Q20 KEY METRICS

Operator	Property Count	Occupancy %		REVPOR Triple-Net	Facility EBITDARM CFC	Facility EBITDAR CFC
Brookdale Senior Living	24	81.9	$	5,342	1.07x	0.90x
Aegis Living	10	89.6		9,139	1.45x	1.26x
Harbor Retirement Associates	8	80.3		5,102	0.97x	0.83x
Capital Senior Living	8	73.1		4,009	0.82x	0.70x
Saber Healthcare	3	57.6		3,856	0.20x	0.09x
Remaining	6	71.3		4,989	0.66x	0.49x
Total	**59**	**79.4**	**$**	**5,592**	**1.05x**	**0.89x**

SHOP - 3Q20 KEY METRICS

Operator	Property Count	Occupancy %		REVPOR SHOP
Oakmont Senior Living	12	87.2	$	8,266
Sunrise Senior Living	36	69.1		7,323
Brookdale Senior Living	18	78.9		4,042
Discovery Senior Living	10	74.7		4,299
Atria Senior Living	17	77.4		4,360
Remaining	30	77.0		4,661
Total	**123**	**75.7**	**$**	**5,530**

(1)   Includes government grants under the CARES Act for 2Q20 and 3Q20 of $1.9 million and $0.4 million, respectively.
(2)   Includes identifiable COVID-19 related expenses for 1Q20, 2Q20 and 3Q20 of $1.7 million, $9.5 million and $3.9 million, respectively.

CCRC[1]

As of and for the quarter ended September 30, 2020, dollars in thousands, except REVPOR

CCRC

	Property Count	Portfolio Investment	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC[2]	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,828,920	$ 82,270	$ 16,507	$ (80,330)	$ 18,446	6,385	79.6	6,479	$ 11,894
Sunrise Senior Living	2	339,337	15,136	2,881	(12,985)	5,031	1,052	78.6	7,267	785
Brookdale Senior Living	2	60,957	4,194	369	(4,812)	(249)	891	N/A	N/A	791
Total	**17**	**$ 2,229,215**	**$ 101,600**	**$ 19,756**	**$ (98,127)**	**$ 23,228**	**8,328**	**79.5**	**6,589**	**$ 13,470**

TOTAL CCRC PORTFOLIO

		3Q19	4Q19[3]	1Q20[4]	2Q20	3Q20
Property count		15	17	17	17	17
Investment	$	739,889	$ 1,082,447	$ 2,205,032	$ 2,218,752	$ 2,229,215
Units		7,272	8,323	8,321	8,321	8,328
Occupancy %		85.1	85.8	86.2	80.4	79.5
REVPOR CCRC	$	5,243	$ 5,290	$ 6,507	$ 7,014	$ 6,589 [2][5]
Portfolio Real Estate Revenues	$	52,671	$ 56,642	$ 113,427	$ 131,112	$ 121,334
Portfolio Operating Expenses before management fee		(40,502)	(42,755)	(78,318)	(95,440)	(95,883)
Management fee[6]		(2,691)	(2,908)	(96,201)	(3,635)	(3,907)
Portfolio NOI[5][7]	$	**9,478**	$ **10,980**	$ **(61,091)**	$ **32,037**	$ **21,544**
Portfolio Cash Real Estate Revenues	$	58,419	$ 59,887	$ 113,250	$ 131,108	$ 121,355
Portfolio Cash Operating Expenses before management fee		(40,615)	(42,846)	(78,283)	(95,417)	(94,221)
Management Fee		(2,691)	(2,908)	(4,498)	(3,635)	(3,907)
Portfolio Adjusted NOI[5][7]	$	**15,112**	$ **14,134**	$ **30,469**	$ **32,056**	$ **23,228**
Portfolio Cash NOI Margin %		25.9	23.6	26.9	24.5	19.1

(1) Non-refundable entrance fees ("NREFs") of $485.4 million and Refundable entrance fees of $326.2 million appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. These balances exclude the two assets in the Brookdale Senior Living joint venture that are held for sale.
(2) 3Q20 REVPOR excluding NREF amortization would be $5,495.
(3) Includes the December 2019 conversion of two Sunrise Senior Living assets from a triple-net lease to a RIDEA structure.
(4) Includes the February 2020 acquisition of 51% interest in the Brookdale Senior Living's CCRC joint venture (holding thirteen buildings), bringing our equity ownership to 100%.
(5) Includes government grants under the CARES Act of $12.4 million and $2.0 million for 2Q20 and 3Q20, respectively.
(6) 1Q20 includes management termination fee expense related to Healthpeak's acquisition of Brookdale's 51% interest in thirteen CCRCs.
(7) Includes identifiable COVID-19 related expenses for 1Q20, 2Q20 and 3Q20 of $0.3 million, $7.4 million and $5.3 million, respectively.

Life Science

As of and for the quarter ended September 30, 2020, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash NOI	Square Feet	Occupancy %
San Francisco, CA	77	$ 3,621,099	$ 68,697	5,069	94.7
San Diego, CA	34	1,003,912	15,949	2,238	96.6
Boston, MA	9	1,206,247	15,201	1,388	100.0
Remaining	7	147,997	3,763	476	100.0
	127	**$ 5,979,255**	**$ 103,610**	**9,171**	**96.3**

SAME-STORE

	3Q19	4Q19	1Q20	2Q20	3Q20
Property Count	99	99	99	99	99
Portfolio Investment	$ 3,738,838	$ 3,764,055	$ 3,782,522	$ 3,798,863	$ 3,824,523
Square Feet	6,586	6,586	6,583	6,583	6,583
Occupancy %	97.4	95.5	94.8	97.4	96.0
Portfolio Real Estate Revenues	$ 93,078	$ 90,827	$ 91,333	$ 93,914	$ 98,484
Portfolio Operating Expenses	(23,338)	(23,346)	(22,002)	(22,879)	(24,172)
Portfolio NOI	**$ 69,740**	**$ 67,481**	**$ 69,330**	**$ 71,036**	**$ 74,311**
Portfolio Cash Real Estate Revenues	$ 90,089	$ 89,338	$ 89,007	$ 92,736	$ 94,607
Portfolio Cash Operating Expenses	(23,325)	(23,333)	(21,989)	(22,866)	(24,159)
Portfolio Cash NOI	**$ 66,763**	**$ 66,005**	**$ 67,018**	**$ 69,871**	**$ 70,448**
Year-Over-Year Three-Month SS Growth %					**5.5%**

(1) Excludes nine properties that are in Development.

Life Science

As of September 30, 2020, dollars and square feet in thousands

SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)

Year	Total Leased Square Feet	Total %	Total Annualized Base Rent[1]	Total %	San Francisco Square Feet	San Francisco Annualized Base Rent[1]	San Diego Square Feet	San Diego Annualized Base Rent[1]	Boston Square Feet	Boston Annualized Base Rent[1]	Remaining Square Feet	Remaining Annualized Base Rent[1]
2020[2]	66	1	$ 2,658	1	22	$ 758	6	$ 182	37	$ 1,718	—	$ —
2021	482	5	28,102	6	350	22,455	88	3,799	44	1,849	—	—
2022	762	9	33,230	8	341	19,317	340	11,477	11	453	70	1,982
2023	795	9	48,050	11	598	39,639	197	8,411	—	—	—	—
2024	428	5	26,747	6	428	26,747	—	—	—	—	—	—
Thereafter	6,297	71	296,926	68	3,064	175,282	1,531	45,842	1,296	63,034	406	12,767
	8,828	100	$ 435,712	100	4,803	$ 284,198	2,162	$ 69,710	1,388	$ 67,054	476	$ 14,749

TENANT CONCENTRATION

	Remaining Lease Term in Years	Leased Square Feet Amount	Leased Square Feet % of Total	Annualized Base Rent[1] Amount	Annualized Base Rent[1] % of Total	Credit Rating
Amgen	2.7	684	8	$ 52,860	12	A-
Global Blood Therapeutics	9.4	164	2	11,463	3	—
Myriad Genetics	4.7	359	4	11,130	3	—
Denali Therapeutics	8.6	148	2	10,142	2	—
Rigel Pharmaceuticals	2.3	147	2	9,725	2	—
General Atomics	9.3	621	7	9,309	2	—
AstraZeneca Pharmaceuticals	6.5	156	2	9,149	2	BBB+
Nuvasive	14.4	252	3	8,450	2	—
MyoKardia	9.3	130	1	8,180	2	—
Pacira Biosciences	9.7	174	2	8,013	2	—
Remaining	6.1	5,993	68	297,292	68	
	6.1	8,828	100	$ 435,712	100	



(1) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.

Life Science

Square feet in thousands

LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2020	**8,893**	**$ 48.79**					
Redevelopments placed in service	22	45.00					
Properties placed into redevelopment	(29)	32.85					
Expirations	(169)	47.18					
Renewals, amendments and extensions	80	49.98	13.5	$ 0.39	$ 1.84	39	60.1%
New leases	77	65.38		7.35	2.21	120	
Terminations	(46)	55.28					
Leased Square Feet as of September 30, 2020	**8,828**	**$ 49.35**					

(1) Average cost per lease year.



Sorrento Summit
San Diego, CA

Medical Office

As of and for the quarter ended September 30, 2020, dollars and square feet in thousands

PORTFOLIO BY MARKET[(1)]

					Square Feet						
					On-campus[(2)]		Off-campus[(3)]		Total		
MSA	**Property Count**	**Portfolio Investment**	**Portfolio Cash NOI**	**Occupancy %**	**Multi-tenant**	**Single-tenant**	**Multi-tenant**	**Single-tenant**	**Multi-tenant**	**Single-tenant**	**% of Total**
Dallas, TX	27	$ 730,410	$ 15,487	91.7	1,901	1,352	287	54	2,188	1,406	17
Houston, TX	30	411,841	7,343	87.4	1,495	1,365	289	—	1,784	1,365	15
Seattle, WA	6	229,974	6,100	93.6	667	—	—	—	667	—	3
Denver, CO	16	295,541	5,305	82.9	1,082	—	35	—	1,117	—	5
Nashville, TN	15	211,083	5,273	90.2	1,288	10	119	—	1,407	10	7
Louisville, KY	11	231,667	4,902	96.5	668	17	447	—	1,115	17	5
Philadelphia, PA	3	390,584	3,872	88.6	700	—	281	90	981	90	5
Phoenix, AZ	12	210,094	3,319	89.5	519	—	281	—	800	—	4
Salt Lake City, UT	12	132,692	2,911	90.8	434	63	152	7	586	71	3
Miami, FL	9	99,919	2,210	89.4	451	—	—	30	451	30	2
Greenville, SC	14	151,982	2,058	100.0	232	560	—	51	232	611	4
Kansas City, MO	5	111,144	1,969	88.9	351	—	—	8	351	8	2
Las Vegas, NV	6	115,494	1,537	71.9	536	—	—	—	536	—	3
Ogden, UT	9	79,772	1,282	88.7	338	—	—	68	338	68	2
Washington, DC	3	66,613	1,256	91.4	55	29	99	—	154	29	1
Fresno, CA	1	59,689	1,216	100.0	—	56	—	—	—	56	—
Los Angeles, CA	4	67,585	1,122	86.8	106	—	97	—	202	—	1
San Antonio, TX	4	56,454	1,024	78.6	354	—	—	—	354	—	2
San Francisco, CA	1	42,016	832	100.0	—	—	—	104	—	104	—
Sacramento, CA	2	75,511	820	98.5	—	—	29	92	29	92	1
Remaining	71	890,028	15,844	95.5	1,866	1,200	569	261	2,435	1,461	18
	261	**$ 4,660,093**	**$ 85,681**	**90.7**	**13,041**	**4,652**	**2,686**	**765**	**15,727**	**5,416**	**100**

(1) Excludes five properties that are in Development. Properties that are held for sale are included in property count, Investment, Cash NOI, and square feet but are excluded from Occupancy.
(2) Includes 7.9 million square feet subject to ground leases with average expirations of 55 years and renewal options generally ranging from 10 to 25 years.
(3) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or physician group).

Medical Office

As of and for the quarter ended September 30, 2020, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

Health System	Health System Rank[1]	Credit Rating	Square Feet						Directly Leased by Health System	
			On-Campus	Adjacent[2]	Anchored[2]	Off-Campus	Total	% of Total	% Square Feet	% of Annualized Base Rent
HCA	2	Ba1	8,955	236	179	—	9,370	44.3	25.8	25.7
Memorial Hermann Health System	53	A1	1,709	—	83	—	1,791	8.5	4.7	2.7
Community Health Systems, Inc.	15	Caa3	976	—	51	—	1,026	4.9	4.5	2.8
Norton Healthcare	110	—	685	328	—	—	1,013	4.8	3.2	3.3
Prisma Health	75	A3	792	—	51	—	843	4.0	2.3	1.9
Steward Health Care	N/A	—	718	—	—	—	718	3.4	1.6	1.5
Jefferson Health	59	A2	700	—	—	—	700	3.3	2.2	2.1
Providence Health & Services	5	Aa3	563	—	—	—	563	2.7	1.4	2.3
Remaining - credit rated			2,265	624	947	—	3,836	18.1		
Non-credit rated			330	56	193	705	1,283	6.1		
Total			**17,693**	**1,244**	**1,502**	**705**	**21,144**	**100.0**	**45.7**	**42.3**
% of Total			**83.7**	**5.9**	**7.1**	**3.3**				
Total Healthcare Affiliated					**96.7%**					

LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[3]	Tenant Improvements per Sq. Ft. [4]	Leasing Costs per Sq. Ft. [4]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2020	**19,006**	**$ 24.96**					
Acquisitions	103	27.91					
Dispositions	(55)	24.99					
Developments and Redevelopments	106	21.61					
Expirations	(616)	27.59					
Renewals, amendments and extensions	408	28.15	4.3	$ 1.62	$ 0.90	58	77.9%
New leases	172	26.75		4.87	1.73	87	
Terminations	(5)	24.65					
Leased Square Feet as of September 30, 2020	**19,119**	**$ 25.09**					

(1) Ranked by revenue based on the 2019 *Modern Healthcare's Healthcare Systems Financial Database*. Systems denoted as N/A are not reported.
(2) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or physician group).
(3) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(4) Average cost per lease year.

Medical Office

As of and for the quarter ended September 30, 2020, dollars and square feet in thousands

SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)[1]

Year	Total				On-Campus		Off-Campus	
	Leased Square Feet	%	Annualized Base Rent[2]	%	Square Feet	Annualized Base Rent[2]	Square Feet	Annualized Base Rent[2]
2020[3]	999	5	$ 27,473	6	852	$ 24,737	147	$ 2,735
2021	2,317	12	59,033	14	2,034	51,930	282	7,103
2022	2,265	12	55,809	13	1,798	44,222	467	11,587
2023	1,807	10	46,723	11	1,511	39,073	296	7,650
2024	1,669	9	46,250	11	1,232	34,558	437	11,692
Thereafter	9,911	52	190,313	45	8,535	160,049	1,377	30,263
	18,968	**100**	**$ 425,600**	**100**	**15,962**	**$ 354,570**	**3,006**	**$ 71,030**

SAME-STORE

	3Q19	4Q19	1Q20	2Q20	3Q20
Property Count	242	242	242	242	242
Portfolio Investment	$ 4,074,527	$ 4,101,243	$ 4,121,719	$ 4,137,359	$ 4,154,194
Square Feet	19,387	19,389	19,389	19,389	19,399
Occupancy %	92.1	92.3	91.8	91.9	91.8
Portfolio Real Estate Revenues	$ 122,272	$ 122,697	$ 123,008	$ 120,373	$ 124,994
Portfolio Operating Expenses	(43,282)	(43,029)	(42,314)	(41,257)	(43,143)
Portfolio NOI	**$ 78,989**	**$ 79,668**	**$ 80,693**	**$ 79,116**	**$ 81,851**
Portfolio Cash Real Estate Revenues	$ 119,826	$ 120,485	$ 120,907	$ 118,707	$ 122,216
Portfolio Cash Operating Expenses	(42,624)	(42,377)	(41,670)	(40,613)	(42,503)
Portfolio Cash NOI	**$ 77,202**	**$ 78,108**	**$ 79,237**	**$ 78,094**	**$ 79,713**
			Year-Over-Year Three-Month SS Growth %		**3.3%**

(1) Excludes 151,000 square feet and Annualized Base Rent of $3.8 million related to five assets held for sale at September 30, 2020.
(2) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.

Other | Wholly-owned

As of and for the quarter ended September 30, 2020, dollars in thousands

LEASED PROPERTIES

Type/Operator	Property Count	Portfolio Investment	Portfolio Cash NOI	Beds	Occupancy %[1]	Facility EBITDARM CFC[1]	Facility EBITDAR CFC[1]
Hospitals	10	$ 254,573	$ 10,780	931	47.2	3.08x	2.72x
Other investments	0	—	9	—	N/A	N/A	N/A
Total	**10**	**$ 254,573**	**$ 10,789**				

DEBT INVESTMENTS

	Investment	Interest Income	Yield	Weighted Average Maturity in Years
620 Terry Development Loan[2]	$ 114,691	$ 1,873	6.5%	2.2
Boynton Beach	49,349	780	6.3%	5.3
Remaining	130,428	1,790	6.2%	2.0
Total Debt Investments	**$ 294,467**	**$ 4,443**	**6.3%**	**2.7**

SAME-STORE

	3Q19	4Q19	1Q20	2Q20	3Q20
Property count	9	9	9	9	9
Portfolio Investment	$ 165,311	$ 165,761	$ 165,761	$ 165,761	$ 165,773
Beds	872	846	846	846	846
Occupancy %[1]	51.2	50.0	49.2	51.9	47.2
Facility EBITDARM CFC[1]	3.55x	3.37x	3.33x	3.31x	3.08x
Facility EBITDAR CFC[1]	3.15x	2.99x	2.94x	2.94x	2.72x
Portfolio Real Estate Revenues	$ 6,722	$ 6,782	$ 6,887	$ 6,744	$ 6,757
Portfolio Operating Expenses	(5)	(75)	(5)	(4)	(4)
Portfolio NOI	**$ 6,717**	**$ 6,707**	**$ 6,882**	**$ 6,740**	**$ 6,753**
Portfolio Cash Real Estate Revenues	$ 6,821	$ 6,872	$ 6,977	$ 6,834	$ 6,872
Portfolio Cash Operating Expenses	(5)	(75)	(5)	(4)	(4)
Portfolio Cash NOI	**$ 6,816**	**$ 6,798**	**$ 6,972**	**$ 6,830**	**$ 6,868**
				Year-Over-Year Three-Month SS Growth	**0.8%**

(1) Certain operators in our hospital portfolio are not required under their respective leases to provide operational data.

(2) Investment represents fundings under the $115 million participating development loan for the construction of 620 Terry, a $147 million senior housing development located in Seattle.

2020 Outlook & Additional Items

Projected full year 2020, dollars in millions, except per share amounts

Please note that the figures provided on these pages do not represent guidance

	Full Year 2020 Outlook (August 5, 2020)	Full Year 2020 Outlook (November 2, 2020)
Net income, FFO and FFO as Adjusted per Share		
Diluted earnings per common share	Withdrawn	Withdrawn
Diluted NAREIT FFO per common share	Withdrawn	Withdrawn
Diluted FFO as Adjusted per common share	Withdrawn	Withdrawn
Year-Over-Year Same-Store Cash NOI		
Total Portfolio	Withdrawn	Withdrawn
Other Supplemental Information - Cash Addition (Reduction)		
Amortization of deferred compensation	$16 - $18	$16 - $18
Amortization of deferred financing costs	$9 - $13	$9 - $13
Straight-line rents	Withdrawn	Withdrawn
Recurring capital expenditures	($80) - ($100)	($80) - ($100)
Deferred income taxes	Withdrawn	Withdrawn
Other AFFO adjustments - primarily JV AFFO Capital	($3) - ($7)	($3) - ($7)
Capital Expenditures (excluding AFFO Capital Expenditures)[1]		
1st generation tenant improvements / ICE	$50 - $75	$50 - $75
Revenue enhancing	$50 - $75	$50 - $75
Development and Redevelopment	$550 - $600	$550 - $600
Development loan funding	$15 - $25	$15 - $25
Other Items		
Interest income	$14 - $18	$14 - $18
General and administrative	$87 - $93	$87 - $93
Interest expense	$225 - $245	$225 - $245
Share of Unconsolidated JVs Cash NOI	Withdrawn	Withdrawn
Share of Unconsolidated JVs FFO	Withdrawn	Withdrawn

Dividend

On November 2, 2020 the Board of Directors declared a dividend of $0.37 per share, which we will continue to assess on a quarterly basis.

Same-Store Update (Total Portfolio YoY Components)

	August 5, 2020 Outlook	November 2, 2020 Outlook
Medical office	1.00% - 2.00%	**1.75% - 2.25%**
Life science	4.00% - 5.00%	**5.25% - 5.75%**
Senior housing	Withdrawn	Withdrawn
Other	1.75% - 2.50%	1.75% - 2.50%
Total Portfolio	Withdrawn	Withdrawn

Senior Housing Fourth Quarter Operational Outlook[2][3]

SHOP	• Total stabilized SHOP occupancy is expected to decline approximately 100 – 200 basis points in the fourth quarter but will depend on COVID-19 trends • COVID-19 expenses for SHOP are expected to approximate $5 million in the fourth quarter
CCRC	• Total CCRC occupancy is expected to range from a decline of 50 basis points to an increase of 50 basis points during the fourth quarter but will depend on COVID-19 trends • COVID-19 expenses for CCRCs are expected to approximate $5 million in the fourth quarter

(1)   Includes our Share of Unconsolidated JVs.
(2)   Properties that were sold as of October 31st 2020 are excluded from total expense and reporting statistics.
(3)   Fourth quarter senior housing occupancy and expense outlooks exclude any impact from potential asset dispositions.

2020 Outlook & Additional Items

Dollars in millions, except per share data

FFO per share impacts for May, August and November Known Items, Medical Office / Life Science and Ongoing Rent Collectability Assessment Outlooks are relative to our February 2020 Guidance of $1.80 per share at the midpoint, which was formally withdrawn in March 2020.

Known Items

	Type of Impact	May Outlook FFO/share	August Outlook FFO/share	November Outlook FFO/share	Commentary
Acceleration of equity forwards	Timing Only	$(0.035)	No Change	No Change	Reflects accelerated settlement of $1.06 billion compared to withdrawn guidance
Acceleration of Frost Street PO	Timing Only	$(0.005)	No Change	No Change	Reflects acceleration of tenant's $106 million purchase option exercise from February 2021 to June 2020 (6.0% cash yield)
Development earn-in	Timing Only	$(0.005)	No Change	No Change	Reduced development earn-in as a result of delayed construction
Reduction in LIBOR	Timing Only	$0.005	No Change	No Change	Approximately 100 bps decline in LIBOR

Medical Office / Life Science

	Type of Impact	May Outlook FFO/share Midpoint	August Outlook FFO/share Midpoint	November Outlook FFO/share Midpoint	Commentary
Medical Office performance	GAAP and Cash	$(0.01)	$(0.005)	$0.00	Improvement of half a penny from the August Outlook due to favorable leasing activity and lower-than-expected bad debt
Life Science performance	GAAP and Cash	$(0.015)	$0.00	$0.005	Improvement of half a penny from the August Outlook due to favorable leasing activity, strong mark-to-markets and lower-than-expected bad debt
TI revenue recognition[1]	Timing and GAAP	$(0.0275)	$(0.015)	$(0.01)	Improvement of half a penny from the August Outlook due to construction activities resuming and completing earlier than expected relative to the August Outlook

Ongoing Rent Collectability Assessment

	Type of Impact	May Outlook FFO/share	August Outlook FFO/share	November Outlook FFO/share	Commentary
Straight-line rent write-off	GAAP Only	Unknown	Unknown	Unknown	Immaterial write-offs during the third quarter
Accounts receivable write-off	GAAP and Cash	Unknown	Unknown	Unknown	Immaterial write-offs during the third quarter
Senior Housing NNN leases	GAAP and Cash	< $(0.01)	$0.00	$0.00	Resolved discussions with two tenants

(1)   Assumptions are in addition to the $10 million previously provided in withdrawn guidance.

2020 Outlook & Additional Items

Dollars in millions

Please note that the figures provided on these pages do not represent guidance

Sources & Uses Update

| Transaction | August 5, 2020 Outlook[1] | Transaction Adjustments Since Last Quarter: | | November 2, 2020 Outlook |
		Closed (7/1 - 11/1)	New Acquisitions	
Equity forwards	$1,062	$—	$—	$1,062
Dispositions[2]	275	115	—	390
Assumed debt[3]	—	—	30	30
Revolver draw / (paydown)	(37)	85	775	823
Total Sources	**$1,300**	**$200**	**$805**	**$2,305**
Capital spend	$700	$—	$—	$700
Investments[4]	375	200	792	1,367
Transaction and deal costs	—	—	13	13
Brookdale NNN / CCRC Transaction, net	225	—	—	225
Total Uses	**$1,300**	**$200**	**$805**	**$2,305**

For modeling purposes above, assumes revolver draw. The majority of our +/- $4.5 billion SHOP and NNN portfolio of real estate and loans are being actively marketed for sale. We currently have a number of senior housing dispositions in various stages, including approximately $1.5 billion under both binding and non-binding purchase agreements and approximately $2 billion under letters of intent which, if successful, are expected to close late 2020 / early 2021. Due to the unpredictability of COVID, there is no assurance on the completion of the senior housing asset sales.

(1) Excludes completed sale of 18 NNN assets and purchase of 51% interest in 13 CCRCs related to the Brookdale NNN / CCRC Transaction which closed in 1Q 2020. August Outlook reflected ($37) million paydown as an increase in cash.

(2) Dispositions closed 7/1 - 11/1 include approximately $100 million of senior housing sales and $15 million of MOB / Other sales.

(3) Assumed mortgage debt related to Cambridge Discovery Park acquisition.

(4) New Acquisitions includes Cambridge Discovery Park ($664 million) and South San Francisco Life Science development site ($128 million).

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our SHOP and CCRC segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include tenant recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash Flow Coverage ("CFC")*

Facility EBITDAR or Facility EBITDARM divided by the aggregate of base rent and any additional rent due to us for the trailing 12-month period one quarter in arrears from the period presented. CFC is a supplemental measure of a property's ability to generate cash flows for the operator/tenant (not the Company) to meet the operator's/tenant's related rent and other obligations to us. However, CFC is subject to the same limitations and qualifications as Facility EBITDAR or Facility EBITDARM. CFC is not presented for: (i) properties operated under a RIDEA structure or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Glossary

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, NAREIT FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Facility EBITDAR and Facility EBITDARM*

Earnings before interest, taxes, depreciation, amortization and rent (and management fees), as applicable, for a particular facility accruing to the operator/tenant of the property (the Company as lessor), for the trailing 12 months and one quarter in arrears from the date reported. We use Facility EBITDAR or Facility EBITDARM in determining CFC and as a supplemental measure of the ability of the property to generate sufficient liquidity to meet related obligations to us. Facility EBITDAR includes: (i) contractual management fees; (ii) an imputed management fee of 5% of revenues for senior housing facilities and post-acute/skilled facilities, or (iii) an imputed management fee of 2% of revenues for hospitals. All facility financial performance data was derived solely from information provided by operators/tenants without independent verification by us. Facility EBITDAR and Facility EBITDARM are subject to the same limitations and qualifications as EBITDA. In addition, Facility EBITDAR and Facility EBITDARM do not represent a borrower's net income or cash flow from operations and should not be considered alternatives to those indicators. Facility EBITDAR and Facility EBITDARM are not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications as, among other things, it does not include all contractual obligations.

Funds From Operations ("NAREIT FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding NAREIT FFO and FFO as Adjusted.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Glossary

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income from Continuing Operations ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Cash NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash NOI include the Company's pro rata share of NOI and Cash NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash NOI from consolidated joint ventures.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing triple-net facilities, post-acute/skilled facilities and hospitals, Occupancy represents the facilities' average operating Occupancy for the trailing three-month period ended one quarter in arrears from the date reported. For SHOP properties, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available. The percentages are calculated based on units for senior housing facilities and available beds for post-acute/skilled facilities and hospitals. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Penetration Rate

Reflects the number of available senior housing units as a percentage of total population age 80 and older. This measurement is an indicator of market demand for new development and expansion projects.

Portfolio Adjusted NOI

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*

Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*

Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash NOI from consolidated JVs.

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR SHOP*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

Glossary

REVPOR Triple-net

The 3-month average facility revenue per occupied unit, one quarter in arrears from the period presented. Facility revenue consists primarily of resident rents generated at triple-net communities, which are not included in our financial results. Facility revenues are derived solely from information provided by operators/tenants without independent verification by us. REVPOR Triple-net excludes vacant facilities, newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets that are held for sale, and assets for which agreement has been reached to change reporting structure.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure (such as triple-net to SHOP) or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures ("JVs")

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Beds

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or redevelopment properties prior to completion. Post-acute/skilled facilities and hospitals are measured in available beds. Capacities are presented at 100%.

---

*   Non-GAAP Supplemental Measures
    Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
    http://ir.healthpeak.com/quarterly-results.

Debt Ratios

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended September 30, 2020
Net income (loss)	$ (59,581)
Interest expense	56,235
Income tax expense (benefit)	24,174
Depreciation and amortization	173,630
Other depreciation and amortization	1,291
Loss (gain) on sales of real estate	(149)
Loss (gain) upon change of control	(3,259)
Impairments (recoveries) of depreciable real estate	37,477
Share of unconsolidated JV:	
Interest expense	874
Income tax expense (benefit)	(509)
Depreciation and amortization	24,822
EBITDAre	$ 255,005
Transaction-related items	2,586
Other impairments (recoveries) and losses (gains)	(2,927)
Loss on debt extinguishments	17,921
Litigation costs (recoveries)	26
Casualty-related charges (recoveries)	469
Amortization of deferred compensation	4,420
Adjusted EBITDAre	$ 277,500
ADJUSTED FIXED CHARGE COVERAGE	
Interest expense	56,235
Share of unconsolidated JV interest expense	874
Capitalized interest	6,860
Fixed Charges	$ 63,969
Adjusted Fixed Charge Coverage	4.3x

52 Return to TOC

Debt Ratios

As of and for the quarter ended September 30, 2020, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	September 30, 2020
Bank line of credit and commercial paper	$ —
Term loan	249,122
Senior unsecured notes	5,695,567
Mortgage debt[1]	512,428
Consolidated Debt	**$ 6,457,117**
Share of unconsolidated JV mortgage debt	89,200
Enterprise Debt	**$ 6,546,317**
Cash and cash equivalents	(197,119)
Share of unconsolidated JV cash and cash equivalents	(23,023)
Net Debt	**$ 6,326,175**

(1) Includes mortgage debt of $77.2 million on assets held for sale that matures in 2027 and 2044.
(2) Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.

FINANCIAL LEVERAGE

	September 30, 2020
Enterprise Debt	$ 6,546,317
Enterprise Gross Assets	19,429,324
Financial Leverage	33.7%

SECURED DEBT RATIO

	September 30, 2020
Mortgage debt[1]	$ 512,428
Share of unconsolidated JV mortgage debt	89,200
Enterprise Secured Debt	**$ 601,628**
Enterprise Gross Assets	19,429,324
Secured Debt Ratio	3.1%

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended September 30, 2020
Net Debt	$ 6,326,175
Annualized Adjusted EBITDAre[2]	1,110,000
Net Debt to Adjusted EBITDAre	5.7x

Information

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

THOMAS M. HERZOG
Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

LYDIA H. KENNARD
President and Chief Executive Officer,
KDG Construction Consulting

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

KATHERINE M. SANDSTROM
Former Senior Managing Director,
Heitman, LLC

EXECUTIVE MANAGEMENT

THOMAS M. HERZOG
Chief Executive Officer

SCOTT M. BRINKER
President
Chief Investment Officer

THOMAS M. KLARITCH
Executive Vice President
Chief Development Officer
Chief Operating Officer

TROY E. MCHENRY
Executive Vice President
Chief Legal Officer
General Counsel
Corporate Secretary

PETER A. SCOTT
Executive Vice President
Chief Financial Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

JEFFREY H. MILLER
Executive Vice President
Senior Housing

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer



Bolingbrook Medical Office
Bolingbrook, IL

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report which are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward- looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, capital recycling plans, financing activities, or other transactions; (ii) future new supply and demographics; (iii) the Company's 2020 guidance, outlook, framework, assumptions and additional information with respect thereto, including potential outcomes and impacts from COVID-19; and (iv) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations. Pending acquisitions and dispositions, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated time frames or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 outbreak or to treats its impact; the impact of the COVID-19 pandemic and health and safety measures intended to reduce its spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of RIDEA lease structures; the ability of the Company's existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to the Company and the Company's ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting eviction of our tenants or operators, including new governmental efforts in response to COVID-19; the financial condition of the Company's existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding the Company's ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the Company's concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes its profitability more vulnerable to a downturn in a specific sector than if the Company were investing in multiple industries; the effect on the Company and its tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; the Company's ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with the Company's investments in joint ventures and unconsolidated entities, including its lack of sole decision making authority

Continued


Medical City Dallas
Medical City
Dallas
Medical City Hospital
Dallas, TX

Forward-Looking Statements & Risk Factors (concluded)

and its reliance on its partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; the Company's or its counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; the Company's ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on the Company and its tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect the Company's costs of compliance or increase the costs, or otherwise affect the operations, of its tenants and operators; the Company's ability to foreclose on collateral securing its real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in the Company's credit ratings, and the value of its common stock, and other conditions that may adversely impact the Company's ability to fund its obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; the Company's ability to manage its indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the Company's reliance on information technology systems and the potential impact of system failures, disruptions or breaches; the Company's ability to maintain its qualification as a real estate investment trust; and other risks and uncertainties described from time to time in the Company's Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on the Company's website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on the Company's website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, it has not independently verified this information.

For more information, contact Barbat Rodgers, Senior Director - Investor Relations, at (949) 407-0400.


2201 MEDICAL PLAZA
2201 Medical Plaza
Nashville, TN

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614
(949) 407 - 0700

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Healthpeak™
PROPERTIES

healthpeak.com